Exhibit 99.2

RISK FACTORS

An investment in our ordinary shares involves material risks. You should carefully consider the risks set forth below and in our Annual Report on Form 20-F, as well as all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our ordinary shares could decline and you could lose all or part of your investment. In addition, please read “Forward-Looking Statements” in the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement.

Risks Related to Us and Our Industry

If We Are Unable to Maintain Existing, and Establish New, Arrangements with Our Travel Suppliers, Our Business May Be Adversely Affected.

Our business is dependent on our ability to maintain our relationships and arrangements with existing suppliers, such as airlines which supply air tickets to us directly, Amadeus IT Group, SA, or Amadeus, our global distribution system, or GDS, service provider, Indian Railways, hotels, bus operators and car hire companies, as well as our ability to establish and maintain relationships with new travel suppliers. A substantial portion of our revenue less service cost is derived from fees and commissions negotiated with travel suppliers for bookings made through our websites or via our other distribution channels. Adverse changes in existing arrangements, including an inability by any travel supplier to fulfill their payment obligation to us in a timely manner, increasing industry consolidation or our inability to enter into or renew arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of the travel services and products that we are able to offer, which could adversely affect our business and financial performance. For example, we have experienced short-term disruptions in the supply of tickets from domestic airlines in the past.

In addition, adverse economic developments affecting the travel industry could also adversely impact our ability to maintain our existing relationships and arrangements with one or more of our suppliers. In particular, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, could affect the ability of one or more of our airline suppliers to continue to operate or otherwise meet our demand for tickets, which, in turn, could materially and adversely affect our financial results. For example, during fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse economic developments affecting the travel industry resulted in airlines in India reducing the base commissions paid to travel agencies from fiscal year 2013. These factors were primarily responsible for causing us to record a net loss of $(27.6) million in fiscal year 2013 as compared to a profit of $7.0 million in fiscal year 2012. Adverse economic developments continued to negatively affect the travel industry in fiscal year 2014, which was a significant reason for our net loss of $(18.2) million in the nine months ended December 31, 2013 as compared to a net loss of $(7.3) million in the nine months ended December 31, 2012. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

No assurance can be given that our agreements or arrangements with our travel suppliers or GDS service provider will continue or that our travel suppliers or GDS service provider will not further reduce or eliminate fees or commissions or attempt to charge us for content, terminate our contracts, make their products unavailable to us as part of exclusive arrangements with our competitors or default on or dispute their payment or other obligations towards us, any of which could reduce our revenue and net revenue margins or may require us to initiate legal or arbitral proceedings to enforce their contractual payment obligations, which may adversely affect our business and financial performance. See also “— Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.”

We Do Not Have Formal Agreements with Many of Our Travel Suppliers.

We rely on various travel suppliers to facilitate the sale of our travel services. We do not have formal agreements with many of our travel suppliers, including low-cost airlines and many hotels, whose booking systems or central reservations systems are relied upon by us for bookings and confirmation as well as certain payment gateway arrangements, and there can be no assurance that these third parties will not terminate these arrangements with us at short notice or without notice. Further, where we have entered into formal agreements, many of these agreements are short-term contracts, requiring periodic renewal and providing our counterparties with a right to terminate at short notice or without notice. Some of these agreements are scheduled to expire in the near future and we are in the process of renewing those agreements. Many of our suppliers with whom we have formal agreements, including airlines, are also able to alter the terms of their contracts with us at will or at short notice. For example, our agreement with Indian Railways Catering and Tourism Corporation Limited, or IRCTC, which allows us to transact with Indian Railways’ passenger reservation system through the Internet, can be terminated or temporarily suspended by IRCTC without prior notice and at its sole discretion. Termination, non-renewal or suspension or an adverse amendment of any of the abovementioned agreements and/or arrangements could have a material adverse effect on our business, financial condition and results of operations.

We Have Sustained Operating Losses in the Past and May Continue to Experience Operating Losses in the Future.

We sustained operating losses in the nine months ended December 31, 2013, fiscal year 2013 and in all our fiscal years prior to and including fiscal year 2010. While we generated operating profits in fiscal years 2011 and 2012, there can be no assurance that we will be able to return to profitability or that we can avoid operating losses in the future. We expect that our operating expenses will increase as a result of increased personnel expenses from the ETB Group acquisition, and our continued investment in the hotels and packages business and expansion of our mobile platform. The degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volumes and revenue could result in substantial operating losses.

We Rely on Third-Party Systems and Service Providers, and Any Disruption or Adverse Change in Their Businesses Could Have a Material Adverse Effect on Our Business.

We currently rely on certain third-party computer systems, service providers and software companies, including the GDS used by full service airlines, and the electronic central reservation systems used by low-cost airlines, certain hotels which are directly-connected to us, Indian Railways and bus operators. In particular, we rely on third parties to:

•	assist in conducting searches for airfares and process air ticket bookings;

•	process hotel reservations;

•	process credit card, debit card and net banking payments;

•	provide computer infrastructure critical to our business; and

•	provide customer relationship management, or CRM, software services.

Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business. Further, the information provided to us by certain of these third-party systems, such as the central reservations systems of certain of our hotel suppliers, may not always be accurate due to either technical glitches or human error, and we may incur monetary and/or reputational loss as a result.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

Our Results of Operations Are Subject to Fluctuations in Currency Exchange Rates.

Our presentation currency is the US dollar. However, the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee. We receive a substantial portion of our revenue in Indian Rupees and most of our costs are incurred in Indian Rupees. Any fluctuation in the value of the Indian Rupee against the US dollar, such as the approximately 11.8% drop in the average value of the Indian Rupee as compared to the US dollar in fiscal year 2013 vis-à-vis the average value of the Indian Rupee in fiscal year 2012, will affect our results of operations. For example, the loss on account of foreign exchange fluctuations during the nine months ended December 31, 2013 was $(3.3) million as compared with $(1.8) million for the nine months ended December 31, 2012. We expect to continue to be adversely affected by the depreciation of the Indian Rupee against the US dollar in the quarter ending March 31, 2014. The drop in the average value of the Indian Rupee as compared to the US dollar during the nine months ended December 31, 2013 adversely impacted the Indian travel industry as it made travel for Indian consumers outside India more expensive. In addition, our exposure to foreign currency risk also arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

Based on our operations in the nine months ended December 31, 2013, a 10.0% appreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have increased our loss for the nine months ended December 31, 2013 by $1.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have decreased our loss for the nine months ended December 31, 2013 by $2.1 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 4.4% and 3.9% of our revenue for fiscal years 2012 and 2013, respectively, and 4.1% and 3.0% of our revenue for the nine months ended December 31, 2012 and December 31, 2013, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. Additionally, we receive revenue from our hotels and packages business in Indian Rupees, but a portion of our expenses in this segment (those relating to outbound packages from India in particular) could be incurred in a non-Indian currency. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. Fluctuation in the Indian Rupee — US dollar exchange rate could have a material adverse effect on our business and our financial condition and results of operations as reported in US dollars.

We Outsource a Significant Portion of Our Call Center Services and If Our Outsourcing Service Providers Fail to Meet Our Requirements or Face Operational or System Disruptions, Our Business May Be Adversely Affected.

We outsource our call center service for sales for all international flights and most of our hotel reservations and packages. We also outsource our call center service for post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services, to various third parties in India. If our outsourcing service providers experience difficulty meeting our requirements for quality and customer service standards, our reputation could suffer and our business and prospects could be adversely affected. Our operations and business could also be materially and adversely affected if our outsourcing service providers face any operational or system interruptions.

Further, many of our contracts with outsourcing service providers are short-term or have short notice periods. For example, our agreement with Serco BPO Private Limited (formerly Intelenet Global Services Private Limited), or Serco, which provides call center services for our hotels and packages business is for a renewable term of three years but may be terminated by either party on two months’ notice. The agreements with some of our outsourcing service providers, including iEnergizer IT Services Private Limited, or iEnergizer IT Services, and Motif India Infotech Private Limited, or Motif India Infotech, may be terminated by either party on 90 days’ notice after the first year in the term of such agreements. In the event one or more of our contracts with our outsourcing service provider is terminated on short notice, we may be unable to find alternative outsourcing service providers on commercially reasonable terms, or at all. Further, the quality of the service provided by a new or replacement outsourcing service providers may not meet our requirements, including during the transition and training phase. Hence, termination of any of our contracts with our outsourcing service providers could cause a decline in the quality of our services and disrupt and adversely affect our business, results of operations and financial condition.

We Rely on Information Technology to Operate Our Business and Maintain Our Competitiveness, and Any Failure to Adapt to Technological Developments or Industry Trends Could Harm Our Business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house for search and reservation for flights and hotels, as well as payments, refunds, customer relationship management, communications and administration. As our operations grow in both size and scope, we must continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, mobile applications, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors. Any of these events could have a material adverse effect on our operations.

We currently license from third-parties some of the technologies incorporated into our websites. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all.

The Travel Industry for India and India-Related Travel Is Intensely Competitive, and We May Not Be Able to Effectively Compete in the Future.

The Indian travel market is intensely competitive. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services and products, brand recognition, customer service, fees charged to travelers, ease of use, accessibility and reliability. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Certain of our competitors have also launched websites in other countries to better cater to Indian and other customers located in those areas. For example, in 2011, cleartrip.com launched website operations in the United Arab Emirates. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete against us for customers. Certain of our competitors have launched brand marketing campaigns to increase their visibility with customers. For example, goibibo.com recently commenced a television advertising campaign in India. Some of our competitors have significantly greater financial, marketing, personnel and other resources than us and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. From time to time we may be required to reduce service fees and net revenue margins in order to compete effectively and maintain or gain market share.

Further, we may also face increased competition from new entrants in our industry. We cannot assure you that we will be able to successfully compete against existing or new competitors in our existing lines of business as well as new lines of business into which we may venture. If we are not able to compete effectively, our business and results of operations may be adversely affected.

Some travel suppliers are seeking to decrease their reliance on distribution intermediaries such as us, by promoting direct distribution channels. Many airlines, hotels, car rental companies and tour operators have call centers and have established their own travel distribution websites and mobile applications. From time to time, travel suppliers offer advantages, such as bonus loyalty awards and lower transaction fees or discounted prices, when their services and products are purchased from supplier-related channels. We also compete with competitors who may offer less content, functionality and marketing reach but at a relatively lower cost to suppliers. If our access to supplier-provided content or features were to be diminished either relative to our competitors or in absolute terms or if we are unable to compete effectively with travel supplier-related channels or other competitors, our business could be materially and adversely affected.

Some of Our Airline Suppliers (Including Our GDS Service Provider) May Reduce or Eliminate the Commission and Other Fees They Pay to Us for the Sale of Air Tickets, and This Could Adversely Affect Our Business and Results of Operations.

In our air ticketing business, we generate revenue through commissions and incentive payments from airline suppliers, service fees charged to our customers and fees from our GDS service provider. Our airline suppliers may reduce or eliminate the commissions and incentive payments they pay to us. For example, airlines in India reduced the base commissions paid to travel agencies from fiscal year 2013. To the extent any of our airline suppliers further reduce or eliminate the commissions or incentive payments they pay to us in the future, our revenue may be further reduced unless we are able to adequately mitigate such reduction by increasing the service fees we charge to our customers in a sustainable manner. Any increase in service fees, to mitigate reductions in or elimination of commissions or otherwise, may also result in a loss of potential customers. Further, our arrangements with the airlines that supply air tickets to us may limit the amount of service fees that we are able to charge our customers. Our business would also be negatively impacted if competition or regulation in the travel industry causes us to reduce or eliminate our service fees.

We Depend on and Expect to Continue to Depend on a Small Number of Airline Suppliers in India for a Significant Percentage of our Air Ticketing Revenue.

The domestic air travel industry in India is mainly dominated by five airlines. As a substantial portion of our air ticketing revenue is represented by base commissions and incentive payments paid to us by these domestic airlines, our dependence on a limited number of domestic airlines means that a reduction or elimination in base commissions and incentive payments by any one or all of these airlines could have a material adverse effect on our revenue.

In addition, our reliance on a small number of airline suppliers in India gives those airline suppliers strong leverage in negotiating agreements with us. A reduction or elimination of base commissions and incentive payments by any of these domestic airline suppliers, the loss of any of these domestic airline suppliers or a domestic airline supplier exerting significant price and margin pressure on us could materially and adversely affect our business, financial condition and results of operations.

We Rely on the Value of Our Brands, and Any Failure to Maintain or Enhance Consumer Awareness of Our Brands Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations.

We believe continued investment in our brand, “MakeMyTrip,” is critical to retain and expand our business. We believe that our brand is well respected and recognized in the Indian travel market. We have invested in developing and promoting our brand since our inception and expect to continue to spend on maintaining our brand’s value to enable us to compete against increased spending by our competitors, as well as against emerging competitors, including search engines and meta-search engines, and to allow us to expand into new geographies and products where our brand is not well known. With the acquisition of the Hotel Travel Group and the ITC Group in November 2012, we acquired the brands “HotelTravel” and “ITC,” which we believe are well-known brands globally, especially in Southeast Asia. We also acquired the “Easytobook” brand, which we believe is a well-known brand in Europe, through our acquisition of the ETB Group in February 2014. We have invested and intend to continue to invest in developing and promoting these brands. There is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brands. Even if we are successful in our branding efforts, such efforts may not be cost-effective. Our marketing costs may also increase as a result of inflation in media pricing (including search engine keywords). If we are unable to maintain or enhance consumer awareness of our brands and generate demand in a cost-effective manner, it would negatively impact our ability to compete in the travel industry and would have a material adverse effect on our business. See also “— We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.”

We May Not Be Successful in Implementing Our Growth Strategies.

Our growth strategies involve expanding our hotels and packages business (including through our travel agents’ network), expanding our service and product offerings, enhancing our service platforms by investing in technology, expanding into new geographic markets and pursuing strategic partnerships and acquisitions.

Our success in implementing our growth strategies is affected by:

•	our ability to increase the number of suppliers, especially hotel suppliers, that are directly connected to us, which is dependent on the willingness of such suppliers to invest in new technology;

•	our ability to continue to expand our distribution channels, and market and cross-sell our travel services and products to facilitate the expansion of our business;

•	our ability to build or acquire the required technology;

•	our ability to expand our businesses through strategic acquisitions and successfully integrate such acquisitions;

•	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for travel services, particularly online;

•	our ability to compete effectively with existing and new entrants to the Indian travel industry, including online travel companies as well as traditional travel agents and tour providers;

•	the growth of the Internet and mobile technology as a medium for commerce in India; and

•	changes in our regulatory environment.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategies.

Even if we are successful in executing our growth strategies, growth in our different businesses may not occur at the same rate or with a consistent effect on our revenues and profitability. For example, the rate of growth in our hotels and packages business, which has generally outpaced our air tickets business and is a relatively higher margin business, may not grow at a pace to affect our overall growth in the short term as it is currently smaller than our air tickets business. In addition, the relatively higher margins of our hotels and packages business may be adversely affected by our recent acquisitions, due to the additional expenses associated with such acquisitions.

We are also subject to additional risks involved in our strategies of expanding into new geographic markets and pursuing strategic partnerships and acquisitions. See “— Our International Operations, Some of Which Are New to Us, Involve Additional Risks” and “— We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.”

We May Not Be Successful in Pursuing Strategic Partnerships and Acquisitions, and Future Partnerships and Acquisitions May Not Bring Us Anticipated Benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify, attract and successfully execute suitable acquisition opportunities and partnerships. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. For instance, we are involved in a dispute with former shareholders of the Hotel Travel Group. See “Business — Legal Proceedings.” We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions will achieve our intended objectives or enhance our revenue.

We have made a number of acquisitions since March 2010, including the acquisition of certain assets of Travis Internet Private Limited, an online bus ticketing company, 100% of Luxury Tours, a Singapore-based travel agency, 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine, an initial 29% stake (and up to 100% at our discretion) in My Guest House Accommodations Private Limited, or My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments, a 100% stake in the companies comprising the Hotel Travel Group, a group of companies which operate through their website HotelTravel.com and offers its customers online hotel reservations in India and abroad, and a 51% stake (and up to 100%, through an earn-out structure over four years) in the ITC Group, a well-established hotel aggregator and tour operator in Thailand.

In February 2014, we acquired a 100% equity interest in the group of companies comprising the ETB Group. Established in 2004, the ETB Group primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations.

We believe these acquisitions serve to strengthen our presence in key geographic markets and expand the travel products and services that we can offer our customers. However, there is no assurance that any of these investments or acquisitions will be successful or bring about their intended results. Any such failure could negatively impact our ability to compete in the travel industry and have a material adverse effect on our business.

For further details on these investments and acquisitions, see “Business — Recent Acquisitions” in this prospectus supplement and “Information On the Company — History and Development of our Company — Investments and Acquisitions” in our Annual Report on Form 20-F.

Our Arrangements with Some of Our Suppliers May Subject Us to Additional Monetary Risks.

We generally do not assume inventory risk in our air ticketing business as we typically act as an agent. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and we assume inventory risk on such tickets. When we sell pre-purchased tickets to our customers, revenue is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) and the amount spent to pre-purchase the ticket is classified as a service cost. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. If we are unable to sell pre-purchased tickets or hotel room nights inventory as anticipated either at all or at expected rates, our revenue and business may be adversely affected.

Our International Operations, Some of Which Are New to Us, Involve Additional Risks.

We have been operating in the United States since 2000, servicing mainly the air ticketing needs of non-resident Indians in the United States traveling inbound to India. We launched our website in the United Arab Emirates in December 2009 and in Canada in July 2010. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary in fiscal year 2013. We need to continue to tailor our services and business model to the unique circumstances of such markets to succeed, including building new supplier relationships and customer preferences. We have also expanded, and intend to continue to expand, our business in other new markets, particularly those with a significant non-resident Indian population as well as those with proximity to India or favored by Indian travelers. We have entered into new geographies in Southeast Asia and in Europe through our acquisitions of Luxury Tours, the Hotel Travel Group, the ITC Group and the ETB Group. Adapting our practices and models effectively to the supplier and customer preferences in these, or other, new markets could be difficult and costly and could divert management and personnel resources. We could also face additional regulatory requirements in these, or other, new markets which could be onerous. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations in these, or other, new markets.

In addition, we are subject to risks in our international operations that may not exist in our Indian operations, including:

•	differences and unexpected changes in regulatory requirements and exposure to local economic conditions;

•	differences in consumer preferences in such markets;

•	increased risk to and limits on our ability to enforce our intellectual property rights;

•	competition from providers of travel services in such foreign countries;

•	restrictions on the repatriation of earnings from such foreign countries, including withholding taxes imposed by certain foreign jurisdictions; and

•	currency exchange rate fluctuations.

If we are not able to effectively mitigate or eliminate these risks, our results of operations could be adversely affected.

For example, since our acquisition of the Hotel Travel Group, a portion of our business and some of our employees are located in Thailand, and we intend to continue to develop and expand our business in Thailand. Consequently, our financial performance and the market price of our ordinary shares will be affected by social and civil unrest and other political, social and economic developments in or affecting Thailand as well as any changes in exchange rates and controls, interest rates and changes in government policies, including taxation policies.

Our Business Could Be Negatively Affected by Changes in Search Engine Logic.

We utilize Internet search engines such as Google™ and Yahoo!™ India, including through the purchase of travel-related keywords, to drive traffic to our websites. These search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or optimal placement of links to our websites may be negatively affected. In addition, a significant amount of our business is directed to our websites through pay-per-click and display advertising campaigns on the Internet and search engines whose pricing and operating dynamics can rapidly change, both technically and competitively. If major search engines such as Google™ or Yahoo!™ India, which we utilize for a significant amount of our search engine traffic, change the logic used on their websites for search results in a manner that negatively affects the search engine ranking, paid or unpaid, of our websites or those of our third-party distribution partners, we may experience a decline in traffic on our websites and our business may be adversely affected.

System Interruption in Our Information Systems and Infrastructure May Harm Our Business.

We rely significantly on computer systems to facilitate and process transactions. We may in the future experience system interruptions that make some or all of these systems unavailable or prevent us from efficiently fulfilling bookings or providing services to our customers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our service to our customers. If we were to experience frequent or persistent system failures, our reputation and brand could be harmed.

While we have backup systems and contingency plans for critical aspects of our operations or business processes, certain other non-critical systems are not fully redundant and our disaster recovery or business continuity planning may not be sufficient. Fires, floods, power outages, telecommunications failures, earthquakes, acts of war or terrorism, acts of God, computer viruses, sabotage, break-ins and electronic intrusion attempts from both external and internal sources and similar events or disruptions may damage, impact or interrupt our computer or communications systems, business processes or infrastructure at any time. Although we have put measures in place to protect certain portions of our facilities and assets, any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from providing services to our customers and/or suppliers for a significant period of time. We do not carry business interruption insurance for such eventualities. Remediation may be costly and we may not have adequate insurance to cover such costs. Moreover, the costs of enhancing infrastructure to attain improved stability and redundancy may be time consuming and expensive and may require resources and expertise that are difficult to obtain.

We Are Exposed to Risks Associated with Online Security and Credit Card Fraud.

The secure transmission of confidential information over the Internet is essential in maintaining customer and supplier confidence in us. Security breaches, whether instigated internally or externally on our system or other Internet-based systems, could significantly harm our business. We currently require customers to guarantee their transactions with their credit cards online. We rely on licensed encryption and authentication technology to effect secure transmission of confidential customer information, including credit card numbers, over the Internet. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. We incur substantial expense to protect against and remedy security breaches and their consequences. However, our security measures may not prevent security breaches and we may be unsuccessful in or incur additional costs by implementing our remediation plan to address these potential exposures. In fiscal year 2013, our key operating subsidiary in India incurred losses of Rs. 10.7 million ($0.2 million) on unauthorized credit card transactions. These losses pertained to credit card or digital commerce fraud committed by third parties on MMT India’s website through the purchase of air tickets and hotels and packages products using fraudulent credit cards.

We also have agreements with banks and certain companies that process customer credit card transactions for the facilitation of customer bookings of travel services from our travel suppliers. The online payment gateway for certain of our sales made through our mobile platform and through international credit and debit cards is not secured by “Verified by VISA”, “MasterSecure” or “American Express SafeKey” and we may be liable for accepting fraudulent credit cards on our websites. We may also be subject to other payment disputes with our customers for such sales. If we are unable to combat the use of fraudulent credit cards, our revenue from such sales would be susceptible to demands from the relevant banks and credit card processing companies, and our results of operations and financial condition could be adversely affected.

Declines or Disruptions in the Travel Industry Could Adversely Affect Our Business and Financial Performance.

Our business and financial performance is affected by the health of the Indian as well as the worldwide travel industry, including changes in supply and pricing. Events specific to the travel industry that could negatively affect our business include continued fare increases, travel-related strikes or labor unrest, general civil unrest, fuel price volatility and bankruptcies or liquidations of our suppliers. For example, events in the Middle East over the past several years have resulted in an adverse impact on travel to that region. Such events have also contributed to an increase in crude oil prices which may have an adverse impact on the travel industry globally, including our business. Similarly, political unrest in the Maldives and Bangkok, Thailand, has negatively impacted travel to those locations. In addition, the drop in the average value of the Indian Rupee as compared to the US dollar during the nine months ended December 31, 2013, adversely impacted the Indian travel industry as it made travel for Indian consumers outside of India more expensive.

Additionally, our business is sensitive to safety concerns, and thus our business has in the past declined and may in the future decline after incidents of actual or threatened terrorism, during periods of political instability or conflict or during other periods in which travelers become concerned about safety issues, including as a result of natural disasters such as tsunamis or earthquakes or when travel might involve health-related risks, such as the Influenza A (H1N1), avian flu (H5N1 and H7N9) and Severe Acute Respiratory Syndrome, or other epidemics or pandemics. Such concerns are outside our control and could result in a significant decrease in demand for our travel services. Any such decrease in demand, depending on its scope and duration, together with any other issues affecting travel safety, could significantly and adversely affect our business and financial performance over the short and long term. The occurrence of such events could result in disruptions to our customers’ travel plans and we may incur additional costs and constrained liquidity if we provide relief to affected customers by not charging cancellation fees or by refunding the cost of airline tickets, hotel reservations and other travel services and products. If there is a prolonged substantial decrease in travel volumes, particularly air travel and hotels, for these or any other reasons, our business, financial condition and results of operations would be adversely affected.

Our Business and Results of Operations Could Be Adversely Affected by Global Economic Conditions.

Consumer purchases of discretionary items generally decline during periods of recession and other periods in which disposable income is adversely affected. As a substantial portion of travel expenditure, for both business and leisure, is discretionary, the travel industry tends to experience weak or reduced demand during economic downturns.

Unfavorable changes in the above factors or in other business and economic conditions affecting our customers could result in fewer reservations made through our websites and/or lower our net revenue margins, and have a material adverse effect on our financial condition and results of operations.

Since the beginning of the global financial crisis in the third quarter of 2008, adverse developments in the international financial markets have created challenging economic conditions for businesses and governments around the world. These adverse developments have included increased market volatility, tightened liquidity in credit markets, diminished expectations for economic growth and a reduction in consumer and business spending. While the global economy has recovered to some extent since 2010, the recovery remains fragile and slow-paced as high-income countries continue to suffer from volatility and slow growth, and it could be adversely impacted by several factors, including the deterioration of general economic conditions in Europe as fiscal austerity continues and unemployment rates remain elevated, restrained monetary policy in the form of tapering and other debt and fiscal issues in the United States and a slowdown in economic growth in China as its new leadership attempts to rebalance its economy from investment and exports to increased domestic consumption and restrained lending practices. The weakness and uncertainty in the global economy have negatively impacted both corporate and consumer spending patterns and demand for travel services, globally and in India, and may continue to do so in the future.

As an intermediary in the travel industry, a significant portion of our revenue is affected by fares and tariffs charged by our suppliers as well as volumes of sales made by us. During periods of poor economic conditions, airlines and hotels tend to reduce rates or offer discounted sales to stimulate demand, thereby reducing our commission-based income. A slowdown in economic conditions may also result in a decrease in transaction volumes and adversely affect our revenue. It is difficult to predict the effects of the uncertainty in global economic conditions. If economic conditions worsen globally or in India, our growth plans, business, financial condition and results of operations could be adversely impacted.

Our Processing, Storage, Use and Disclosure of Customer Data of Our Customers or Visitors to Our Website Could Give Rise to Liabilities As a Result of Governmental Regulation, Conflicting Legal Requirements, Differing Views of Personal Privacy Rights or Data Security Breaches.

In the processing of our customer transactions, we receive and store a large volume of customer information. Such information is increasingly subject to legislation and regulations in various jurisdictions and governments are increasingly acting to protect the privacy and security of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded or amended to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. As privacy and data protection become more sensitive issues in India, we may also become exposed to potential liabilities. For example, under the Information Technology Act, 2000, as amended, we are subject to civil liability for wrongful loss or gain arising from any negligence by us in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information on our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information. Any liability we may incur for violation of such laws and regulations and related costs of compliance and other burdens may adversely affect our business and profitability.

We cannot guarantee that our security measures will prevent data breaches. Companies that handle such information have also been subject to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of personally identifiable information. Security breaches could damage our reputation, cause interruptions in our operations, expose us to a risk of loss or litigation and possible liability, and could also cause customers and potential customers to lose confidence in the security of our transactions, which would have a negative effect on the demand for our services and products. Moreover, public perception concerning security and privacy on the Internet could adversely affect customers’ willingness to use our websites. A publicized breach of security in India or in other countries in which we have operations, even if it only affects other companies conducting business over the Internet, could inhibit the growth of the Internet as a means of conducting commercial transactions, and, therefore, the prospects of our business.

These and other privacy and security developments that are difficult to anticipate could adversely affect our business, financial condition and results of operations.

We Cannot Be Sure That Our Intellectual Property Is Protected from Copying or Use by Others, Including Current or Potential Competitors.

Our websites and mobile applications rely on content and in-house customizations and enhancements of third-party technology, much of which is not subject to intellectual property protection. We protect our logo, brand name, websites’ domain names and, to a more limited extent, our content by relying on copyrights, trademarks, trade secret laws and confidentiality agreements. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our content, techniques, and technology without our authorization or to develop similar technology. While our domain names cannot be copied, another party could create an alternative domain name resembling ours that could be passed off as our domain name. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate, offline or through the Internet, and policing unauthorized use of our content and technological customizations is difficult and expensive. Our logo and brand name, “MakeMyTrip,” are only registered as trademarks in India, Mauritius, Canada, Indonesia, Bhutan, Nepal, Singapore, Taiwan and the United States and are not registered in other countries where we operate or otherwise. We have, however, applied for our trademark registration of our “MakeMyTrip” brand in several countries, including Australia, Hong Kong, Thailand, the United Arab Emirates, Malaysia and Sri Lanka. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India. We have also applied for patents in India for certain aspects of our technological systems. Further, after our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending. We cannot be sure that our trademarks or domain names will be protected to the same extent as in the countries in which they are already registered or that the steps we have taken will prevent misappropriation or infringement of what we consider our proprietary information. Such misappropriation or infringement could have a material adverse effect on our business. In the future, we may need to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

Our Business Experiences Seasonal Fluctuations and Quarter-to-Quarter Comparisons of Our Results May Not Be Meaningful.

Our business experiences seasonal fluctuations. We tend to experience higher revenue from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets. In our air ticketing business, we may have higher revenues in a particular quarter arising out of periodic discounted sales of tickets by our suppliers. As a result, quarter-to-quarter comparisons of our results may not be meaningful.

Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.

The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The new Companies Act, 2013, or the new Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. Moreover, effective April 1, 2014, companies exceeding certain net worth, revenue or profit thresholds are required to spend at least 2% of average net profits from the immediately preceding three financial years on corporate social responsibility projects, failing which an explanation is required to be provided in such companies’ annual reports. However, only certain provisions of the new Companies Act are currently effective, and the existing Companies Act, 1956 remains in effect with respect to other provisions. The timing for effectiveness of the remaining provisions of the new Companies Act is unclear. In addition, many aspects of the new Companies Act are subject to delegated rulemaking by the Government of India, and such rules are yet to be published or effective. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India proposes to revamp the implementation of direct taxes through the introduction of the Direct Taxes Code, or DTC. The tax impact of the DTC on our business is currently unclear.

The Government of India has proposed a comprehensive national goods and services tax, or GST, regime that will combine taxes and levies by the central and state governments into a unified rate structure. Given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the tax regime following implementation of the GST. The implementation of this new structure may be affected by any disagreement between certain state governments, which could create uncertainty. Any such future amendments may affect the overall tax efficiency of any company operating in India, and may result in significant additional taxes becoming payable.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Additionally, our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and digital commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services provided through the Internet. Furthermore, the growth and development of digital commerce may result in more stringent consumer protection laws that may impose additional burdens on Internet businesses generally. Any such changes could have an adverse effect on our business and financial performance.

Infrastructure in India May Not Be Upgraded in Order to Support Higher Internet Penetration, Which May Result in Additional Investments and Expenses for Us.

The majority of our bookings are made through our Indian website. However, Internet penetration in India was 16% at the end of June 2013, according to an article in The Economic Times on January 29, 2014. There can be no assurance that Internet penetration in India will increase in the future as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our Significant Shareholders Will Be Able to Exercise Significant Influence over Our Company After This Offering and May Have Interests That Are Different from Those of Our Other Shareholders.

After the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, SB Asia Investment Fund II L.P., or SAIF, will own 26.2% of the issued and outstanding shares of our company and each of Mr. Deep Kalra, Tiger Global (as defined in “Principal and Selling Shareholders”), T. Rowe Price (as defined in “Principal and Selling Shareholders”), Massachusetts Financial Services Company and Wasatch Advisors Inc., will beneficially own 8.93%, 17.67%, 9.01%, 4.78% and 8.46%, respectively, of the issued and outstanding shares of our company. By virtue of such significant shareholdings, these shareholders will have the ability to exercise significant influence over our company and our affairs and business, including the election of directors, the timing and payment of dividends, the adoption and amendments to our Constitution, the approval of a merger or sale of substantially all our assets and the approval of most other actions requiring the approval of our shareholders. The interests of these shareholders may be different from or conflict with the interests of our other shareholders and their influence may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders.

Our Ability to Attract, Train and Retain Executives and Other Qualified Employees Is Critical to Our Business, Results of Operations and Future Growth.

Our business and future success is substantially dependent on the continued services and performance of our key executives, senior management and skilled personnel, particularly personnel with experience in our industry and our information technology and systems. Any of these individuals may choose to terminate their employment with us at any time and we cannot assure you that we will be able to retain these employees or find adequate replacements, if at all. The specialized skills we require can be difficult, time-consuming and expensive to acquire and/or develop and, as a result, these skills are often in short supply. A lengthy period of time may be required to hire and train replacement personnel when skilled personnel depart our company. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. We may be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quality of employees that our business requires. If we do not succeed in attracting well-qualified employees or retaining or motivating existing employees, our business and prospects for growth could be adversely affected.

Inaccurate Information from Suppliers of Hotel Room Inventory May Lead to Customer Complaints.

Our customers that purchase hotel room inventory online through our websites may rely on the description of the accommodation presented on such websites to ascertain the quality of amenities and services provided at the relevant accommodation. We receive information utilized in the accommodation description on our websites directly from the accommodation provider. To the extent that the information presented on our websites does not reflect the actual quality of amenities and services at the accommodation, we may face customer complaints that may have an adverse effect on our reputation and the likelihood of repeat customers, which in turn may adversely affect our business.

Risks Related to Operations in India

A Substantial Portion of Our Business and Operations Are Located in India and We Are Subject to Regulatory, Economic, Social and Political Uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

As the Domestic Indian Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.

In fiscal years 2011, 2012 and 2013, 92.8%, 82.8% and 85.7%, respectively, of our revenue was derived directly from sales by our subsidiary in India. In the nine months ended December 31, 2012 and December 31, 2013, 86.7% and 83.2%, respectively, of our revenue was derived directly from sales by our subsidiary in India. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, a general rise in interest rates, inflation, economic slowdown elsewhere in the world or otherwise. The CIA World Factbook estimates that consumer inflation in India was 9.7% in 2012 and 9.6% in 2013. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly over the past few years, although it has recently experienced an economic slowdown. In the past, economic slowdowns in the Indian economy have harmed the travel industry as customers have less disposable income for their travels, especially holiday travel. Any continued or future slowdown in the Indian economy or a further increase in inflation could have a material adverse effect on the demand for the travel products we sell and, as a result, on our financial condition and results of operations.

Trade deficits could also adversely affect our business and the price of our ordinary shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be adversely affected.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.

The Travel Industry in India is Susceptible to Extraneous Events Such As Terrorist Attacks and Other Acts of Violence, Which May Result in a Reduction in Travel Volumes to Affected Areas.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. As many terrorist attacks tend to be focused on tourists or tourist destinations, such acts may also result in a reduction in confidence in the Indian travel industry and could adversely impact our business and prospects. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our ordinary shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, including between India and Pakistan. There have also been incidents in and near India such as terrorist attacks and troop mobilizations along the border. Such military activity, terrorist attacks or other adverse social, economic and political events in India in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk and could have an adverse impact on our business and the price of our ordinary shares. Furthermore, if India were to become engaged in armed hostilities, we might not be able to continue our operations. While we maintain insurance for losses arising from terrorist activities, our insurance policies do not cover business interruptions from terrorist attacks or for other reasons.

Natural Calamities Could Have a Negative Impact on the Indian Economy and Cause Our Business to Suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in June 2013, the state of Uttarakhand in northern India, a popular tourism destination, experienced widespread floods and landslides. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Furthermore, if any of these natural disasters occur in tourist destinations in India, travel to and within India could be adversely affected, which could have an adverse impact on our business and financial performance.

Restrictions on Foreign Investment in India May Prevent Us from Making Future Acquisitions or Investments in India, Which May Adversely Affect Our Results of Operations, Financial Condition and Financial Performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including MMT India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies, owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. Further, India’s Foreign Exchange Management Act, 1999, as amended, and the rules and regulations promulgated thereunder, or FEMA, restrict us from lending to or borrowing from our Indian subsidiary. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through MMT India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.

Our Business and Activities Are Regulated by the Competition Act, 2002.

The Competition Act, 2002, or the Competition Act, prohibits practices that could have an appreciable adverse effect on competition in India. Under the Competition Act, any arrangement, understanding or action, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and may result in substantial penalties and compensation to be paid to persons shown to have suffered losses. Any agreement among competitors which directly or indirectly determines purchase or sale prices, results in bid rigging or collusive bidding, limits or controls production, supply, markets, technical development, investment or the provision of services, or shares the market or source of production or provision of services in any manner, including by way of allocation of geographical area or types of goods or services or number of customers in the market, is presumed to have an appreciable adverse effect on competition. Further, the Competition Act prohibits the abuse of a dominant position by any enterprise either directly or indirectly, including by way of unfair or discriminatory pricing or conditions in the sale of goods or services, using a dominant position in one relevant market to enter into, or protect, another relevant market, and denial of market access, and such practices are subject to substantial penalties and may also be subject to compensation for losses and orders to divide the enterprise.

If we or any member of our group, including MMT India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any proceedings initiated by the Competition Commission of India or any other relevant authority (or any other claim by any other party under the Competition Act) or any adverse publicity that may be generated due to scrutiny or prosecution under the Competition Act, including by way of financial penalties, our business, financial performance and reputation may be materially and adversely affected.

Acquisitions, mergers and amalgamations which exceed certain revenue and asset thresholds require prior approval by the Competition Commission of India. Any such acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition in India are prohibited and void. There can be no assurance that we will be able to obtain approval for such future transactions on satisfactory terms, or at all.

Our Investors May Be Subject to Indian Taxes on Income Arising Through the Sale of Our Ordinary Shares.

Amendments introduced in 2012 to the Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including any shares or interest in a company incorporated outside of India, will be subject to tax in India, if such shares or interest directly or indirectly derive their value substantially from assets located in India, irrespective of whether the seller of such shares has a residence, place of business, business connection, or any other presence in India. The amendments do not define the term “substantially” or address the interplay between the double taxation avoidance agreements that India has entered into with other countries, and the Income Tax Act in the event of an indirect transfer of shares. Further, the applicability and implications of the amendments are largely unclear. If the Indian tax authorities determine that our ordinary shares derive their value substantially from assets located in India, our investors may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our ordinary shares.

Risks Related to Investments in Mauritian Companies

As Our Shareholder, You May Have Greater Difficulties in Protecting Your Interests Than As a Shareholder of a United States Corporation.

We are incorporated under the laws of Mauritius. The laws generally applicable to United States corporations and their shareholders may provide shareholders of United States corporations with rights and protection for which there may be no corresponding or similar provisions under the Companies Act 2001 of Mauritius, as amended, or the Mauritius Companies Act. As such, if you invest in our ordinary shares, you may or may not be accorded the same level of shareholder rights and protection that a shareholder of a United States corporation may be accorded under the laws generally applicable to United States corporations and their shareholders. Taken together with the provisions of our Constitution, some of these differences may result in your having greater difficulties in protecting your interests as our shareholder than you would have as a shareholder of a United States corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with us, what rights you may have as a shareholder to enforce specified provisions of the Mauritius Companies Act or our Constitution, and the circumstances under which we may indemnify our directors and officers.

We May Become Subject to Unanticipated Tax Liabilities That May Have a Material Adverse Effect on Our Results of Operations.

We are a Mauritius Category 1 Global Business Company and are tax resident in Mauritius. The Income Tax Act 1995 of Mauritius imposes a tax in Mauritius on the chargeable income of our company at the rate of 15%. However, under the Income Tax (Foreign Tax Credit) Regulations 1996 of Mauritius, subject to the Income Tax Act 1995 and the regulations under the Income Tax (Foreign Tax Credit) Regulations 1996, credit is allowed for foreign tax on the foreign source income of a resident of Mauritius against Mauritius tax computed by reference to the same income, and where credit is allowed against Mauritius tax chargeable in respect of any income, the amount of Mauritius tax so chargeable shall be reduced by the amount of the credit. Under the Income Tax Act 1995, “foreign source income” means income which is not derived from Mauritius and includes, in the case of a corporation holding a Category 1 Global Business License under the Financial Services Act 2007 of Mauritius, income derived from its transactions with non-residents or corporations holding a Category 1 Global Business License under the Financial Services Act. Subject to the provisions of the Income Tax (Foreign Tax Credit) Regulations 1996, no credit is allowed in respect of foreign tax unless written evidence is presented to the Mauritius Revenue Authority showing the amount of foreign tax which has been charged. For this purpose, “written evidence” includes a receipt of the relevant authorities of the foreign country for the foreign tax or any other evidence that the foreign tax has been deducted or paid to the relevant authorities of that country. However, pursuant to regulation 8 of the Income Tax (Foreign Tax Credit) Regulations 1996, if written evidence is not presented to the Mauritius Revenue Authority showing the amount of foreign tax charged on our company’s foreign source income, the amount of foreign tax shall nevertheless be conclusively presumed to be equal to 80% of the Mauritius tax chargeable with respect to that income and in such circumstance, the effective tax rate in Mauritius on our company’s chargeable income would be 3%.

Following amendments to the Financial Services Act 2007 of Mauritius pursuant to the Finance (Miscellaneous Provisions) Act 2010 in December 2010, Mauritius companies holding a Category 1 Global Business License, or GBC1, issued by the Financial Services Commission in Mauritius are permitted to conduct business both in and outside Mauritius (instead of outside Mauritius only). The operations of a GBC1 company in Mauritius will be subject to tax on chargeable income at the rate of 15% in Mauritius. Our company holds a specific Tax Residence Certificate for India, valid until May 4, 2014 and a general Tax Residence Certificate for all jurisdictions, valid until May 8, 2014, from the Mauritius Revenue Authority, as per the guidelines prescribed by the Mauritius Revenue Authority. These tax residence certificates are renewed annually and we intend to apply for their renewal prior to their expiration.

We believe that a significant portion of the income derived from our operations will not be subject to tax in countries in which we conduct activities or in which our customers are located, other than Mauritius, India, Singapore, Malaysia and Thailand. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Risks Related to Our Ordinary Shares and this Offering

Investors May Have Difficulty Enforcing Judgments against Us, Our Directors and Management.

We are incorporated under the laws of Mauritius. Further, we conduct substantially all of our operations in India through our key operating subsidiary in India. The majority of our directors and officers, and some of the experts named in this prospectus supplement, reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages under a United States court judgment based upon United States federal securities laws is likely to be construed by Mauritian and Indian courts to be penal in nature and therefore unenforceable in both Mauritius and India. Further, no claim may be brought in Mauritius or India against us or our directors and officers in the first instance for violation of United States federal securities laws because these laws have no extraterritorial application under Mauritian or Indian law and do not have force of law in Mauritius or India. However, a Mauritian or Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Mauritian or Indian law. Moreover, it is unlikely that a court in Mauritius or India would award damages on the same basis as a foreign court if an action were brought in Mauritius or India or that a Mauritian or Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Mauritius or Indian practice or public policy.

The courts of Mauritius or India would not automatically enforce judgments of United States courts obtained in actions against us or our directors and officers, or some of the experts named herein, predicated upon the civil liability provisions of the United States federal securities laws, or entertain actions brought in Mauritius or India against us or such persons predicated solely upon United States federal securities laws. Further, there is no treaty in effect between the United States and Mauritius providing for the enforcement of judgments of United States courts in civil and commercial matters and the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Mauritian or Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Mauritian or Indian courts if contrary to public policy in Mauritius or India. Because judgments of United States courts are not automatically enforceable in Mauritius or India, it may be difficult for you to recover against us or our directors and officers or some experts named in this prospectus supplement based upon such judgments. In

India, prior approval of the Reserve Bank of India is required in order to repatriate any amount recovered pursuant to such judgments. See “Enforceability of Civil Liabilities.”

As a Foreign Private Issuer, We are Permitted to, and We Will, Follow Certain Home Country Corporate Governance Practices in Lieu of Certain Nasdaq Requirements Applicable to US Issuers. This May Afford Less Protection to Holders of Our Ordinary Shares.

As a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Market, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Mauritius and listed on the Nasdaq Global Market, we currently intend to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq Global Market, the corporate governance practice and requirements in Mauritius do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Mauritian home country practices may afford less protection to holders of our ordinary shares.

An Active or Liquid Trading Market for Our Ordinary Shares May Not Be Maintained and the Trading Price for Our Ordinary Shares May Fluctuate Significantly.

While this offering will increase the number of our ordinary shares publicly trading in the United States, an active, liquid trading market for our ordinary shares may not be maintained in the long term and we cannot be certain that any trading market for our ordinary shares will be sustained or that the present price will correspond to the future price at which our ordinary shares will trade. Loss of liquidity could increase the price volatility of our ordinary shares.

Any additional issuance of ordinary shares would dilute the positions of existing investors in the ordinary shares and could adversely affect the market price of our ordinary shares. We cannot assure you that our ordinary shares will not decline below their public offering price. The public offering price of our shares will be determined by reference to the prevailing market price and market conditions at the time of pricing. You may be unable to sell your ordinary shares at a price that is attractive to you.

Because the Public Offering Price Is Substantially Higher Than Our Book Value Per Ordinary Share, You Will Incur Immediate and Substantial Dilution.

Purchasers of our ordinary shares will experience immediate and substantial dilution in net tangible book value per ordinary share from the public offering price per ordinary share. After giving effect to the issuance of ordinary shares upon the exercise of share options and restricted share units held by certain of our selling shareholders for sale in this offering and the sale of ordinary shares offered by this prospectus supplement, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us in this offering, our net tangible book value as of December 31, 2013 would have been $120.7 million, or $2.92 per ordinary share. This represents an immediate dilution in net tangible book value of $20.08 per ordinary share to investors in this offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

The Sale or Availability for Sale of Substantial Amounts of Our Ordinary Shares Could Adversely Affect Their Market Price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our future ability to raise capital through offerings of our ordinary shares.

We will have 41,316,944 ordinary shares outstanding immediately after this offering (assuming the issuance of 500,000 ordinary shares upon the exercise of share options and restricted share units held by certain of our selling shareholders for sale in this offering, effective upon the completion of this offering). Further, although certain of our share option and RSU holders are subject to restrictions on selling shares acquired upon the exercise of options or RSUs, the options and RSUs granted under our equity option plan and share incentive plan, held by employees other than selling shareholders, will continue to be exercisable following the completion of this offering. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the US Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to the 45-day lock-up restrictions described below and other applicable restrictions and limitations under Rule 144 of the Securities Act, all of our shares outstanding prior to this offering will be eligible for sale in the public market. If these shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline.

In connection with this offering, we and the selling shareholders have agreed, subject to some exceptions, not to sell any ordinary shares for 45 days after the date of this prospectus supplement without the written consent of the underwriters. However, the underwriters may release these ordinary shares from these lock-up restrictions at any time. We cannot predict what effect, if any, market sales of ordinary shares held by our significant shareholders or any other shareholder or the availability of these ordinary shares for future sale will have on the market price of our ordinary shares.

Future Issuances of Any Equity Securities May Decrease the Trading Price of Our Ordinary Shares.

Any issuance of equity securities after this offering could dilute the interests of our shareholders and could substantially decrease the trading price of our ordinary shares. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of then-outstanding options or other equity-linked securities, if any, or for other reasons.

We Will Have Considerable Discretion As to the Use of the Net Proceeds to be Received by Us from This Offering.

Our allocation of the net proceeds to be received by us of this offering is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive, market and technological developments and the availability of acquisition or investment opportunities on terms acceptable to us. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our results of operations or increase our share price. The net proceeds from this offering, pending investment in operating assets or businesses, or technological enhancement, may be placed in investments that do not produce income or that lose value, which will cause the price of our ordinary shares to decline.

Our Holding Company Will Have to Rely Principally on Dividends and Other Distributions on Equity Paid by Our Operating Subsidiaries and Limitations on Their Ability to Pay Dividends to Our Holding Company Could Adversely Impact Shareholders’ Ability to Receive Dividends on Our Ordinary Shares.

Dividends and other distributions on equity paid by our operating subsidiaries will be our holding company’s principal source for cash in order for us to be able to pay any dividends and other cash distributions to our shareholders. As of the date of this prospectus supplement, MMT India has not paid any cash dividends on its equity shares. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our holding company. As our key operating subsidiary is established in India, it is also subject to certain limitations with respect to dividend payments.

Compliance with Rules and Requirements Applicable to Public Companies May Cause Us to Incur Additional Costs, and Any Failure by Us to Comply with Such Rules and Requirements Could Negatively Affect Investor Confidence in Us and Cause the Market Price of Our Ordinary Shares to Decline.

As a public company, we incur significant legal, accounting and other expenses. For example, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our Annual Report on Form 20-F. Effective internal control over financial reporting is necessary for us to provide reliable financial reports.

Complying with these rules and requirements may be difficult and costly for us. We have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other United States public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, if we fail to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our ordinary shares to decline.

We May Be Classified as a Passive Foreign Investment Company, Which Could Result in Adverse US Federal Income Tax Consequences to US Holders of Our Ordinary Shares.

Based on, among other things, the current and anticipated valuation of our assets and composition of our income and assets, we do not believe we will be a passive foreign investment company, or PFIC, for US federal income tax purposes for our current taxable year ending March 31, 2014 or will become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Because the value of our assets for purposes of the PFIC test will generally be determined in part by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Taxation — US Federal Income Taxation” of the accompanying prospectus) holds an ordinary share, certain adverse US federal income tax consequences could apply to such US Holder. See “Taxation — US Federal Income Taxation — Passive Foreign Investment Company” in the accompanying prospectus.

We May Be Treated as a “Foreign Financial Institution” Under the US Foreign Account Tax Compliance Act, Which May Impose Withholding Requirements on Payments on Our Ordinary Shares.

Provisions under the US Internal Revenue Code and Treasury Regulations thereunder, commonly referred to as “FATCA,” generally may impose 30% withholding on certain “withholdable payments” and “foreign passthru payments” (each as defined in the US Internal Revenue Code) made by a “foreign financial institution” (as defined in the US Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s US-owned accounts (each such foreign financial institution, a “Participating Foreign Financial Institution”). If we were treated as a foreign financial institution and if we become a Participating Foreign Financial Institution, to the extent payments on the ordinary shares are considered foreign passthru payments, such withholding may be imposed on such payments to any foreign financial institution (including an intermediary through which a holder may hold the ordinary shares) that is not a Participating Foreign Financial Institution or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such foreign financial institution or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined and it is therefore not clear whether or to what extent payments on the ordinary shares would be considered foreign passthru payments, although IRS guidance has indicated that the definition of “foreign passthru payment” is intended to cover payments that are attributable to underlying US source income. Withholding on foreign passthru payments would not be required with respect to payments made before January 1, 2017. The United States has entered into intergovernmental agreements with certain non-US jurisdictions that will modify the FATCA withholding regime described above. It is not yet clear how the intergovernmental agreements will address foreign passthru payments and whether such intergovernmental agreements may relieve foreign financial institutions of any obligation to withhold on foreign passthru payments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus supplement. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright. Through our primary website, www.makemytrip.com, and other technology-enhanced platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people during 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers, our travel stores in India, as well as our travel agents’ network in India. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications, including Indian and international flights, hotels and holiday packages and Indian bus offerings through our Android and iPhone applications, Indian domestic flights through our BlackBerry application, and Indian domestic flights and hotels through our Windows Mobile application. We believe that smartphones and mobile devices will become an even more integral part of how our customers shop for and purchase our products in the coming years.

We generate revenue through two main lines of business, air ticketing, and hotels and packages. Our sales of air tickets and hotel rooms are primarily made through our website. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. We also generate revenue through the online sale of rail and bus tickets and by facilitating access to travel insurance, as well as advertising revenue from third-party advertisements on our websites.

In our air ticketing business, our three main sources of revenue are (1) commissions and incentive payments from airline suppliers for tickets booked by customers through our distribution channels, (2) service fees we charge our customers and (3) fees from our GDS service provider. Revenue from our air ticketing business generally represents the commissions, incentive payments and fees we earn as an agent on a “net” basis.

In our hotels and packages business, revenue (including revenue on air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following tables reconcile our revenue (an IFRS measure) to revenue less service cost (a non-IFRS measure):

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013
	(in thousands, except percentages)
Revenue	$47,622.7	$76,190.3	$60,888.8	$46,791.0	$50,154.7	$74,558.0	$116,701.1	$164,129.3	$123,969.7	$141,391.3	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$124,721.4	$196,599.3	$228,821.9	$173,633.0	$194,523.7
Less:
Service cost	—	9,939.6	4,119.6	3,166.7	4,197.2	63,650.9	98,474.8	136,537.1	104,074.4	112,459.1	—	—	—	—	—	63,650.9	108,414.3	140,656.7	107,241.1	116,656.3
Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$43,624.3	$45,957.5	$10,907.1	$18,226.3	$27,592.2	$19,895.4	$28,932.2	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$61,070.5	$88,184.9	$88,165.2	$66,391.9	$77,867.4

% of total revenue less service cost	78.0%	75.1%	64.4%	65.7%	59.0%	17.9%	20.7%	31.3%	30.0%	37.2%	4.1%	4.2%	4.3%	4.3%	3.8%	100.0%	100.0%	100.0%	100.0%	100.0%

Key Operating Metrics

Our operating results are affected by certain key metrics that represent overall transaction activity and subsequent financial performance generated by our travel services and products. Three of the most important metrics, which are critical in determining the ongoing growth of our business, are revenue less service cost, gross bookings and net revenue margins.

Revenue from our air ticketing business is generally accounted for on a “net” basis (representing the commissions, incentive payments and fees we earn) and recognized at the time of issuance of air tickets. We account for our air ticketing revenue in this manner as we typically act as an agent and as we do not assume any performance obligation after the confirmation of the issuance of tickets. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is accounted for on a “gross” basis (representing the price of the tickets paid by our customers) as we assume inventory risk on such pre-purchased tickets. The cost of such air tickets are classified as service cost.

Revenue from our hotels and packages business (including air tickets sold as part of packages) is generally accounted for on a “gross” basis, representing the total amount paid by our customers for these travel services and products, as we are the primary obligor and have responsibility for the delivery of services. The cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost. However, our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages.

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service cost, as we believe this reflects more accurately the value addition of the travel services that we provide to our customers.

Gross bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

Net revenue margins is defined as revenue less service cost as a percentage of gross bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the profitability of our various businesses.

The following table sets forth the number of transactions, gross bookings and net revenue margins for our air ticketing business, and hotels and packages business in recent prior periods.

	Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013
	(in thousands, except percentages)
Number of transactions:
Air ticketing	2,824.6	3,715.4	3,794.1	2,739.9	2,963.7
Hotels and packages	175.9	343.1	568.1	401.1	587.7
Gross bookings:
Air ticketing	$647,846.9	$839,234.3	$939,637.5	$690,758.3	$692,977.5
Hotels and packages	94,608.2	153,723.2	229,921.0	167,118.2	226,397.6

	$742,455.1	$992,957.5	$1,169,558.5	$857,876.4	$919,375.0

Net revenue margins:
Air ticketing	7.4%	7.9%	6.0%	6.3%	6.6%
Hotels and packages	11.5%	11.9%	12.0%	11.9%	12.8%
Combined net revenue margin for air ticketing and hotels and packages	7.9%	8.5%	7.2%	7.4%	8.1%

Factors Affecting Our Results of Operations

Changes in Our Business Mix and Net Revenue Margins. Changes in the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as increased liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many international airlines which fly to India have also either significantly reduced or eliminated commissions to travel agents. Unlike full-service airlines, low-cost airlines do not generally utilize GDSs for their ticket inventory. As a result, travel agents selling air tickets for low-cost airlines generally do not earn fees from GDSs.

During fiscal year 2013, Kingfisher Airlines, one of the major airlines in India and one of our airline suppliers, shut down its operations, which resulted in a decline in the total capacity in the airline industry in India. In addition, adverse changes to the overall business and financial climate for the airline industry in India due to various factors including, but not limited to, rising fuel costs, high taxes, significant depreciation of the Indian Rupee as compared to the US dollar making travel for Indian consumers outside India more expensive, and increased liquidity constraints, resulted in airlines in India reducing the base commissions paid to travel agencies. These factors were primarily responsible for causing us to record a net loss of $(27.6) million in fiscal year 2013 as compared to a profit of $7.0 million in fiscal year 2012. Adverse economic developments continued to negatively affect the travel industry in fiscal year 2014, which was a significant reason for our net loss of $(18.2) million in the nine months ended December 31, 2013 as compared to a net loss of $(7.3) million in the nine months ended December 31, 2012. Any consolidation in the airline industry involving our suppliers may also adversely affect our existing relationships and arrangements with such suppliers.

The hotels and packages business tends to yield higher margins than the air ticketing business, reflecting the greater value added in respect of the travel services that we provide in the hotels and packages segment as well as the diversity and more complex nature of hotels and packages services as compared with air tickets. We are focused on expanding our hotels and packages business and, accordingly, changing our revenue mix towards our hotels and packages segment. However, we expect the net revenue margin for our hotels and packages business to decrease in the short-term as a result of our increased investments in our hotels and packages business. For example, for the quarter ending March 31, 2014, while we expect our acquisition of the ETB Group to lead to an increase in our revenue, we also expect it to lead to an increase in our operating expenses.

In fiscal year 2013, our air ticketing net revenue margins decreased to 6.0% from 7.9% in fiscal year 2012. This decrease was mainly as a result of airlines in India reducing their base commissions in fiscal year 2013.

In the nine months ended December 31, 2013, our air ticketing net revenue margins increased to 6.6% from 6.3% for the nine months ended December 31, 2012. This increase was mainly as a result of an improvement in the negotiated rates and incentive deals we received from our air ticketing suppliers in the nine months ended December 31, 2013.

In fiscal year 2013, our net revenue margins in the hotels and packages business increased marginally from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The increase in margin was achieved due to an expansion of our supplier base through the acquisition of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013. As a result of selling inventory available from internal suppliers such as the Hotel Travel Group and ITC Group in fiscal year 2013, we purchased less inventory from external vendors as compared to fiscal year 2012, who typically charge a commission in addition to the cost of the hotel room or package.

In the nine months ended December 31, 2013, our net revenue margins in the hotels and packages business increased from 11.9% in the nine months ended December 31, 2012 to 12.8% in the nine months ended December 31, 2013. The increase in margin was achieved due to an expansion of our supplier base through the acquisition of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013. As a result of selling inventory available from internal suppliers such as the Hotel Travel Group and ITC Group during the nine months ended December 31, 2013, we purchased less inventory from external vendors as compared to the nine months ended December 31, 2012, who typically charge a commission in addition to the cost of the hotel room or package.

Our hotels and packages transactions have increased over the last three fiscal years, increasing from 175,869 transactions in fiscal year 2011 to 568,133 transactions in fiscal year 2013. Our hotels and packages transactions increased from 401,100 transactions in the nine months ended December 31, 2012 to 587,667 transactions in the nine months ended December 31, 2013. Gross bookings for hotels and packages increased from $94.6 million in fiscal year 2011 to $229.9 million in fiscal year 2013. Gross bookings for hotels and packages increased from $167.1 million in the nine months ended December 31, 2012 to $226.4 million in the nine months ended December 31, 2013. Revenue less service cost from our hotels and packages business accounted for 17.9%, 20.7% and 31.3% of our total revenue less service cost in fiscal years 2011, 2012 and 2013, respectively. Revenue less service cost from our hotels and packages business accounted for 30.0% and 37.2% of our total revenue less service cost in the nine months ended December 31, 2012 and December 31, 2013, respectively. The increase of revenue less service cost in fiscal year 2013 as compared to fiscal year 2012 and the increase of revenue less service cost in the nine months ended December 31, 2013 as compared to the nine months ended December 31, 2012 was due to a significant increase in the number of transactions and a marginal increase in net revenue margins, further aided by the acquisitions of the Hotel Travel Group and the ITC Group in the third quarter of fiscal year 2013.

Seasonality in the Travel Industry. We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our hotels and packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India and other markets.

Advertising and Business Promotion Expenses. Competition in the Indian online travel industry has intensified and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our advertising and business promotion expenses in the future in order to compete effectively with new entrants and existing players in the market. We may also increase our advertising and business promotion expenses as a result of our expansion into new markets and such expenses may not be offset by increased revenue particularly at the initial commencement of business in these new markets.

Trends and Changes in the Indian Economy and Travel Industry. Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. These trends and changes include:

•	growth in the Indian economy and the middle class population in India, as well as increased tourism expenditure in India;

•	increased Internet penetration (particularly broadband penetration) in India;

•	increased use of the Internet for commerce in India;

•	intensive competition from new and existing market entrants, particularly in the Indian online travel industry;

•	capacity and liquidity constraints in the airline industry in India; and

•	increased use of smartphones and mobile devices in India.

US Dollar-Indian Rupee Exchange Rate. The reporting currency of our financial statements is the US dollar. However, the functional currency of our key operating subsidiary in India is the Indian Rupee. We generate a substantial portion of our revenue in Indian Rupees and substantially all of our costs are borne in Indian Rupees. A majority all of our assets and liabilities are also denominated in Indian Rupees.

The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Foreign exchange gains and losses resulting from the settlement of transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in the profit or loss of the period in which they arise. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. When the US dollar strengthens against the Indian Rupee, our revenue and costs in Indian Rupees converted to US dollars decreases. When the US dollar weakens, our revenue and costs in Indian Rupees converted to US dollars increases.

Recently, there have been periods of high volatility in the Indian Rupee and US dollar exchange rate. In fiscal year 2013, the average value of the Indian Rupee depreciated 11.8% against the US dollar vis-à-vis the average value of the Indian Rupee in fiscal year 2012. In the nine months ended December 31, 2013, the average value of the Indian Rupee depreciated 10.1% against the US dollar vis-à-vis the average value of the Indian Rupee in the nine months ended December 31, 2012. This volatility is illustrated in the table set forth in the section titled “Exchange Rates.” As a result of the depreciation of the Indian Rupee against the US dollar during the nine months ended December 31, 2013, our loss on account of foreign exchange fluctuations during the nine months ended December 31, 2013 was $(3.3) million as compared with $(1.8) million for the nine months ended December 31, 2012 and we expect to continue to be adversely affected by the depreciation of the Indian Rupee against the US dollar in the quarter ending March 31, 2014.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. In 2005 we started our Indian air ticketing business. Over time, we have expanded our hotels and packages business as well as expanded internationally and introduced new non-air services and products such as the sale of rail and bus tickets, and facilitating access to travel insurance. We also generate advertising revenue from third-party advertisements on our websites.

Air Ticketing. We earn commissions from airlines for tickets booked by customers through our distribution channels as well as incentive payments linked to the number of sales facilitated by us. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments are collected from our airline suppliers on a periodic basis. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service provider based on the volume of sales completed by us through the GDS. Revenue from air tickets sold as part of packages is eliminated from our air ticketing revenues and added to our hotels and packages revenue.

Hotels and Packages. Revenue from our hotels and packages business generally represents the total amount paid by our customers for these services and products as well as revenue from air tickets sold as part of packages. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. As revenue in our hotels and packages business is accounted for on a “gross” basis, revenue from air tickets sold as part of packages is grossed up to include the fare paid by customers as well as all commissions and fees charged by us, and added to our hotels and packages revenue.

Other Revenue. Our other revenue primarily comprises revenue from commissions or fees from IRCTC for the sale of rail tickets, bus operators for the sale of bus tickets, as well as Apollo Munich Health Insurance Company Limited (previously known as Apollo DKV Insurance Company Limited) for our facilitation of the access to travel insurance, and third-party advertising on our websites. We also receive fees from aggregators from whom we procure inventory for certain bus tickets, when we book bus tickets through them. We expect that revenue from these other businesses will continue to contribute an insignificant percentage of our revenue in the near future.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other local services such as sightseeing costs for packages and local transport costs; it does not include any component of personnel cost, depreciation or other operating costs. As revenue from our air ticketing business is generally recognized on a “net” basis, there is typically no service cost associated with our air ticketing business. However, on a few occasions, we pre-purchase air ticket inventory in order to enjoy special negotiated rates and revenue from the sale of such tickets is recognized on a “gross” basis (representing the retail value of the tickets paid by our customers). The cost of such air tickets are classified as service cost.

The following tables sets forth revenue recorded on a “gross” basis and on a “net” basis as well as service costs within our air ticketing business, our hotels and packages business and our other revenue in recent prior periods.

	Air Ticketing					Hotels and Packages					Other Revenue					Total
	Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,		Fiscal Year Ended March 31,			Nine Months Ended December 31,
	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013	2011	2012	2013	2012	2013
	(in thousands)
Revenue on gross basis	$—	$12,520.0	$5,139.0	$3,965.0	$4,846.1	$71,155.1	$110,962.9	$154,972.9	$117,917.5	$127,313.4	$—	$—	$—	$—	$—	$71,155.1	$123,482.9	$160,111.9	$121,906.8	$146,237.4
Revenue on net basis	47,622.7	63,670.3	55,749.8	42,826.0	45,308.6	3,402.9	5,738.3	9,156.4	6,052.2	14,077.9	2,540.7	3,707.8	3,803.8	2,872.2	2,977.7	53,566.3	73,116.4	68,710.0	51,726.2	48,286.2

Revenue	$47,622.7	$76,190.3	$60,888.8	$46,791.0	$50,154.7	$74,558.0	$116,701.1	$164,129.3	$123,969.7	$141,391.3	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$124,721.4	$196,599.3	$228,821.9	173,633.0	194,523.7
Less:
Service cost	—	$9,939.6	$4,119.6	3,166.7	4,197.2	$63,650.9	$98,474.8	$136,537.1	104,074.4	112,459.1	$—	$—	$—	$—	$—	$63,650.9	$108,414.3	$140,656.7	107,241.1	116,656.3

Revenue less service cost	$47,622.7	$66,250.7	$56,769.2	$43,624.3	$45,957.5	$10,907.1	$18,226.3	$27,592.2	19,895.4	$28,932.2	$2,540.7	$3,707.8	$3,803.8	$2,872.2	$2,977.7	$61,070.5	$88,184.9	$88,165.2	$66,391.9	$77,867.4

Personnel Expenses

Personnel expenses primarily consist of wages and salaries, employee welfare expenses, contributions to mandatory retirement provident funds as well as other expenses related to the payment of retirement benefits, and employee share-based compensation.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, advertising and business promotion expenses, charges by payment gateway providers and fees paid to our outsourcing service providers for our call center service and other functions.

Depreciation and Amortization

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and office furniture, fixtures and equipment, leasehold improvements, motor vehicles and power backup generators at certain of our offices, including our corporate office in Gurgaon, India. Amortization expense consists primarily of amortization recorded on intangible assets including website development expenses, software and intangible assets acquired in business combinations.

Finance Income

Finance income consists of net gains and/or losses arising from the change in fair value of the derivative component on our preferred shares (being the option embedded in our preferred shares which obliges our company to issue additional preferred shares to preferred shareholders if we subsequently issue new preferred shares at lower prices than the original issue prices of the preferred shares of the same class) as well as interest income on our term deposits. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering in August 2010.

Finance Costs

Finance costs consist of interest expense accrued on our convertible preferred shares which are considered as interest bearing loans for accounting purposes (except for their embedded option derivative value), bank charges, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives, impairment loss on trade and other receivables, which represent provisions for bad and doubtful debts under certain terminated contracts with travel suppliers as well as advances under dispute by our suppliers, and cost of public offerings of our ordinary shares. All of our preferred shares were converted into ordinary shares upon the completion of our initial public offering in August 2010.

Foreign currency gains and losses are reported on a net basis as a component of finance income and costs. For transactions, the translation is recorded at exchange rates on the date of the transaction.

Foreign Currency Translation

Our functional currency and that of our subsidiaries, MMT USA and Hotel Travel Limited, is the US dollar. However, the functional currencies of our subsidiaries organized in India, Singapore, Malaysia, Thailand, China, the United Arab Emirates and Canada are their respective local currencies. We report our consolidated financial statements in US dollars. The financial statements of all our subsidiaries are translated to our reporting currency using relevant exchange rates in accordance with IFRS. In particular, the assets and liabilities of our foreign operations are translated to US dollars at exchange rates as of the relevant reporting date, and the income and expenses of our foreign operations are translated to US dollars at the average of the exchange rates applicable during the relevant reporting period. Adjustments resulting from the translation of financial statements of our subsidiaries, except for MMT USA and Hotel Travel Limited, from their functional currency to our reporting currency are accumulated and reported as other comprehensive income (loss), which is a separate component of our shareholders’ equity. See also “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors and audit committee. For more information on each of these policies, see “Significant Accounting Policies” in the notes to our consolidated financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Revenue Recognition

We derive our revenue primarily from two sources: air ticketing and hotels and packages.

Revenue from our air ticketing business is primarily generated from our websites whereas revenue from our hotels and packages business is primarily generated through call centers, travel stores and travel agents’ network. We also generate revenue through the sale of rail and bus tickets, facilitating access to travel insurance and advertising revenue from third-party advertisements on our websites.

Air Ticketing. Income from our air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from our GDS service provider. We recognize income from our air ticket bookings at the time of issuance of tickets on the net commission we earn as an agent as we do not assume any performance obligation after the confirmation of the issuance of the air tickets to our customers. Incentives earned from airlines are recognized on the basis of performance targets agreed with the relevant airline and when performance obligations have been completed. In cases where we pre-purchase air tickets and assume inventory risk, revenue from the sale of such tickets are accounted for on a “gross” basis. The costs of such air tickets are classified as service cost.

Hotels and Packages. Income from our hotels and packages business, including income from air tickets sold as part of packages, is accounted for on a “gross” basis as we are the primary obligor in the arrangement and incur risk and responsibility, including the responsibility for delivery of services. Our hotels and packages revenue also includes commissions we earn for the sale of hotel rooms (without packages), and commissions we earn as an agent from other online travel agents and aggregators from whom we procure hotel rooms for our customers for most hotels outside India, which are accounted for on a “net” basis. We earn commissions in a similar manner for certain non-hotel products related to our packages. Our hotels and packages revenue is recognized on the check-in date for hotel reservations and the date of departure for packages, respectively.

Other Revenue. We also earn commissions and fees from railway and bus operators, earn fees by facilitating access to travel insurance policies to our customers and generate revenue from third-party advertisements on our websites. Income from these other sources is recognized as the services are being performed.

We recognize revenue when we have persuasive evidence of an arrangement in respect of services to be provided, where such services have been rendered, and the fee is determinable and collectability is reasonably assured. We conclude that we have persuasive evidence of an arrangement when we enter into a legally enforceable agreement with our customers with terms and conditions that describe the service and the related payments. We consider fees to be determinable when services have been provided in accordance with the agreement, i.e. upon booking of the air ticket in the case of airline ticketing revenue, upon date of departure in the case of packages and upon check-in in the case of hotels. As the customer is primarily required to pay the amount at the time of transaction, collectability is reasonably assured. We do not believe we have significant uncertainty regarding revenue recognition, or that the same would not be affected by uncertain future events. No major estimates or assumptions are made at the time of revenue recognition.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

Service Cost

Service cost primarily consists of costs paid to hotel and package suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms and other services. Service costs also include costs of pre-purchased air tickets in respect of sale of airline tickets where our company assumes inventory risks.

Service costs are the amount paid or accrued against procurement of these services and products from the respective suppliers and do not include any other operating cost to provide these services or products. Service costs are recognized when incurred, which coincides with the recognition of the corresponding revenue.

Other operating costs include costs such as advertising and business promotion costs, payment gateway charges, web hosting charges and outsourcing fees, which are recognized on an accrual basis. Depreciation and amortization costs are amortized over the estimated useful lives of the assets.

Advertising and business promotion costs are primarily comprised of Internet, television, radio and print media advertisement costs, as well as event-driven promotion costs for our company’s products and services. Such costs are the amounts paid by us to or accrued by us toward advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Accounting Estimates

While preparing our financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent liabilities as of the date of our financial statements and the reported amount of revenues and expenses for the relevant reporting period. As additional information becomes available or periodically, in accordance with relevant accounting principles or policies, we reassess our estimates. Such revisions in our estimates could materially impact our results of operations and our financial position. We believe that the estimates used in the preparation of our consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.

Business Combinations, Goodwill and Intangible Assets

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to us. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, including those which significantly affect the entity’s returns.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

The purchase consideration is comprised of the fair value of the assets given, equity instruments issued, liabilities incurred or assumed at the date of exchange and the fair value of any contingent consideration, if any. A financial liability is recognized in respect of the acquisition of remaining shares of the subsidiary from the existing shareholders which represents its fair value as at the acquisition date.

The consideration transferred does not include amounts related to remuneration of employees or former owners of the acquiree for future services. Such amounts are recognized in profit or loss as a compensation cost.

Goodwill represents excess of the cost of acquisition over our share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

Intangible assets acquired in a business combination are amortized on a straight-line basis over their estimated useful lives that reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

•	Customer — related intangible assets	8-10 years
•	Contract — related intangible assets	5-6 years
•	Marketing — related intangible assets	8-10 years
•	Software	5 years
•	Website development costs	5 years

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and any changes, other than impairment losses, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

Impairment Loss on Trade and Other Receivables

We estimate the amount of uncollectible receivables each period and establish an impairment loss for uncollectible amounts. We provide impairment loss based on (i) our specific assessment of the collectability of all significant amounts; and (ii) any specific knowledge we have acquired that might indicate that an amount is uncollectible. The assessments reflect management’s best assumptions and estimates. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period.

Impairment of Non-Financial Assets

The carrying amounts of our non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit, or CGU, exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to a group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Share-based Payment Transactions

Our employees receive remuneration in the form of equity instruments for rendering services over a defined vesting period. The value of equity instruments granted to our employees is measured by reference to the fair value of the instrument at the relevant date of grant. We record an expense for the value of such equity instruments granted and record an increase to our equity.

The equity instruments generally vest in tranches over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches. We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

We apply the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the share option, share price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior. We estimate expected volatility at the date of grant based on historical volatility of comparable companies for the period equal to the expected term of the options. Expected dividends percentage is taken as zero as we do not anticipate issuing dividends. The risk-free interest rate is the yield on a treasury bond with a remaining term equal to the expected option life assumed at the date of grant. The assumptions used in calculating the fair value of share options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate share-based compensation expense net of estimated forfeitures. In determining the estimated forfeiture rates for share-based awards, we periodically conduct an assessment of the actual number of equity awards that have been forfeited to date as well as those expected to be forfeited in the future. We consider many factors when estimating expected forfeitures, including the type of award, the employee class and historical experience. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

In the future, if we elect to use different assumptions under the Black-Scholes valuation model, it could result in a significantly different impact on our net income or loss.

Estimated Useful Lives of Property, Plant and Equipment and Website Development Cost

Property, Plant and Equipment. In accordance with International Accounting Standards, or IAS, 16, “Property, Plant and Equipment,” we estimate the useful lives of plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may have to be shortened, resulting in the recognition of increased depreciation expense in future periods. Likewise, if anticipated technological or other changes occur more slowly than expected, the useful lives could be extended. This could result in a reduction of depreciation expense in future periods.

Website Development Cost. Website development costs representing vendor invoices towards costs of design, configuration, coding, installation and testing of our websites are capitalized until implementation. Upon implementation, the asset is amortized to expense over its estimated useful life. Ongoing website post-implementation costs of operation and application maintenance are charged to expense as incurred. In accordance with IAS 38 “Intangible Assets,” website development costs also include costs incurred on development related to internally generated intangible assets which have been capitalized on meeting the criteria of technical feasibility, future economic benefit, marketability and separately identifiable.

We review the carrying value of long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others.

Income Tax

Income tax comprises current and deferred tax. Income tax expense is recognized in our profit or loss, except to the extent it relates to items directly recognized in equity, in which case it is recognized in equity.

Current Income Tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which may only be resolved over extended time periods. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

Current income tax for our current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for that period. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

The amount of income tax we pay is subject to evaluation of assessment proceedings by income tax authorities, which may result in adjustments to our carried forward tax losses. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, tax examinations are closed or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate significantly.

Deferred Income Tax. We recognize deferred income tax using the balance sheet approach. Deferred tax is recognized on temporary differences as of the relevant reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. We recognize a deferred tax asset only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry forwards can be utilized.

We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carry forward periods available to us for tax reporting purposes, as well as other relevant factors. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law or variances between our actual and anticipated operating results, we assess the likelihood of future realization of our deferred tax assets based on our judgments and estimates. Therefore, actual income taxes could materially vary from these judgments and estimates.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to review of probable utilization. If, however, unexpected events occur in the future that would prevent us from realizing all or a portion of our net deferred tax assets, an adjustment would result in a charge to income in the period in which such determination was made.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities simultaneously.

Compound Financial Instruments

Compound financial instruments issued by our company comprise our convertible and redeemable preferred shares with a discretionary, non-cumulative dividend that may be converted into our ordinary share capital at the option of the holder. Our preferred shares comprise equity, liability and embedded derivative components. One preferred share is convertible into one ordinary share. As our preferred shares contain adjustment clauses that represent price protection features which protect the original preferred shareholders from decline in the fair market value of their shares, our company may have to issue a variable number of ordinary shares on conversion and hence this represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, as the initial carrying amount of our preferred shares (which are compound financial instruments) has been allocated to their equity and liability components, the equity component has been assigned the residual amount after deducting the amount separately determined for their liability component from the entire fair value of our preferred shares. The value of derivative features (such as the conversion option) embedded in our preferred shares is included as a component of liability. The sum of the carrying amounts assigned to the liability and equity components on initial recognition was equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss was recognized from initially recording the components of the instrument.

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued.

The equity component has been recognized initially based on the difference between the fair value of our preferred shares as a whole and the fair value of their liability component (including the embedded derivative liability). From the liability component that included the embedded derivative liability, the fair value of the derivative liability has been separated and the balance has been accounted for as a non-derivative liability. Any directly attributable transaction costs have been allocated to the liability and equity components of our preferred shares in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of our preferred shares has been measured at their amortized cost using an “effective interest” method. The equity component of our preferred shares is not re-measured subsequent to its initial recognition. Separable embedded derivatives in our preferred shares are recognized as described below.

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti-dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of funds to be raised from an initial public offering or private placement, probability of conversion or redemption of the convertible and redeemable preference shares. The assumptions used in calculating the fair value of derivative liability represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our fair value of derivative liability could be materially different in the future. Interest, dividends, losses and gains relating to the liability component of our preferred shares have been recognized in our profit or loss.

Derivative Financial Instruments

Our preferred shares, which have all been converted to ordinary shares upon the completion of our initial public offering in August 2010, included a variable conversion feature which represents an embedded derivative feature. We also have a similar feature in our investment in equity-accounted investees. Such derivatives are recognized initially at fair value, determined at inception using an appropriate valuation method. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

Results of Operations

The following table sets forth a summary of our consolidated statement of comprehensive income (loss), both actual amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31,						Nine Months Ended December 31,
	2011		2012		2013		2012		2013
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(in thousands, except percentages)
Total Revenue	$124,721.4	100.0	$196,599.3	100.0	$228,821.9	100.0	$173,633.0	100.0	194,523.7	100.0
Other income	—	—	—	—	—	—	—	—	143.8	0.1
Service cost	(63,650.9)	(51.0)	(108,414.3)	(55.1)	(140,656.7)	(61.5)	(107,241.1)	(61.8)	(116,656.3)	(60.0)
Personnel expenses	(14,399.0)	(11.5)	(26,520.7)	(13.5)	(34,520.5)	(15.1)	(24,712.2)	(14.2)	(28,854.4)	(14.8)
Other operating expenses	(40,698.9)	(32.6)	(54,868.7)	(27.9)	(67,954.0)	(29.7)	(48,544.9)	(28.0)	(57,633.7)	(29.6)
Depreciation and amortization	(1,910.6)	(1.5)	(2,790.2)	(1.4)	(3,752.7)	(1.6)	(2,504.1)	(1.4)	(4,030.3)	(2.1)
Results from operating activities	4,061.9	3.3	4,005.4	2.0	(18,062.0)	(7.9)	(9,369.2)	(5.4)	(12,507.3)	(6.4)
Finance income	1,601.8	1.3	1,987.9	1.0	4,197.6	1.8	3,121.2	1.8	1,856.0	1.0
Finance costs	(3,525.7)	(2.8)	(4,957.1)	(2.5)	(4,939.5)	(2.2)	(2,912.4)	(1.7)	(7,396.5)	(3.8)
Share of loss of equity-accounted investee	—	—	(66.0)	(0.0)	(186.1)	(0.1)	(120.6)	(0.1)	(119.8)	(0.1)
Profit (Loss) before tax	2,138.0	1.7	970.2	0.5	(18,990.1)	(8.3)	(9,281.1)	(5.3)	(18,167.6)	(9.3)
Income tax benefit (expense)	2,691.7	2.2	6,078.1	3.1	(8,599.0)	(3.8)	2,007.0	1.2	(75.3)	(0.0)
Profit (Loss) for the period	4,829.7	3.9	7,048.4	3.6	(27,589.1)	(12.1)	(7,274.1)	(4.2)	(18,242.8)	(9.4)

Nine Months Ended December 31, 2013 Compared to the Nine Months Ended December 31, 2012

Revenue. We generated revenue of $194.5 million in the nine months ended December 31, 2013, an increase of 12.0% over revenue of $173.6 million in the nine months ended December 31, 2012.

Air Ticketing. Revenue from our air ticketing business increased by 7.2% to $50.2 million in the nine months ended December 31, 2013 from $46.8 million in the nine months ended December 31, 2012. Our revenue less service cost increased by 5.3% to $46.0 million in the nine months ended December 31, 2013 from $43.6 million in the nine months ended December 31, 2012. Gross bookings increased by 0.3% from the nine months ended December 31, 2012 to the nine months ended December 31, 2013, primarily due to an increase of 8.2% in the number of transactions, which was partially offset by lower airfares in the Indian domestic market in the nine months ended December 31, 2013. The increase in revenue less service cost was mainly due to an increase in our net revenue margin from 6.3% to 6.6% mainly as a result of an improvement in the negotiated rates and incentive deals we received from our air ticket suppliers in the nine months ended December 31, 2013.

Hotels and Packages. Revenue from our hotels and packages business increased by 14.1% to $141.4 million in the nine months ended December 31, 2013 from $124.0 million in the nine months ended December 31, 2012. Our revenue less service cost increased by 45.4% to $28.9 million in the nine months ended December 31, 2013 from $19.9 million in the nine months ended December 31, 2012. This was due to an increase in gross bookings of 35.5%, primarily due to a 46.5% increase in the number of transactions and an increase in our net revenue margin from 11.9% in the nine months ended December 31, 2012 to 12.8% in the nine months ended December 31, 2013. The growth in this segment was further aided by the acquisition of the Hotel Travel Group and the ITC Group in November 2012.

Other Revenue. Our other revenue increased by 3.7% to $3.0 million in the nine months ended December 31, 2013 from $2.9 million in the nine months ended December 31, 2012, primarily due to an increase in facilitation fees on travel insurance, substantially offset by a decrease in advertising revenue.

Service Cost. Service cost increased by 8.8% to $116.7 million in the nine months ended December 31, 2013 from $107.2 million in the nine months ended December 31, 2012, mainly as a result of an increase in the transaction volume in our hotels and packages business and an increase in the cost of air ticket inventory from $3.2 million in the nine months ended December 31, 2012 to $4.2 million in the nine months ended December 31, 2013 due to a higher volume of pre-purchased air tickets.

Total Revenue less Service Cost. Our total revenue less service cost increased by 17.3% to $77.9 million in the nine months ended December 31, 2013 from $66.4 million in the nine months ended December 31, 2012, mainly as a result of an increase of 45.4% in our hotels and packages revenue less service cost.

Personnel Expenses. Personnel expenses increased by 16.8% to $28.9 million in the nine months ended December 31, 2013 from $24.7 million in the nine months ended December 31, 2012, primarily due to personnel expenses arising out of acquisitions completed in November 2012, which were consolidated into our accounts for a shorter period in the nine months ended December 31, 2012 as compared to the full period for the nine months ended December 31, 2013, increases in annual wages and an increase in employee share-based compensation costs. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 1.5% from the nine months ended December 31, 2012 to the nine months ended December 31, 2013.

Other Operating Expenses. Other operating expenses increased by 18.7% to $57.6 million in the nine months ended December 31, 2013 from $48.5 million in the nine months ended December 31, 2012, primarily as a result of an increase in advertising and business promotion expenses and payment gateway charges in line with the growth in our hotels and packages business and acquisitions made in the quarter ended December 31, 2012. Other operating expenses include mergers and acquisitions related expenses of $0.3 million in the nine months ended December 31, 2013 compared to $0.7 million in the nine months ended December 31, 2012. Mergers and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 60.9% to $4.0 million in the nine months ended December 31, 2013 from $2.5 million in the nine months ended December 31, 2012, primarily as a result of an increase in amortization costs on acquisition-related intangibles.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $12.5 million in the nine months ended December 31, 2013 as compared to a loss of $9.4 million in the nine months ended December 31, 2012. Excluding the effects of our employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles for both nine months ended December 31, 2013 and nine months ended December 31, 2012 and direct costs related to the registration of shares of our shareholders for sale from time to time in the nine months ended December 31, 2013, we would have recorded an operating loss of $2.1 million in the nine months ended December 31, 2013 as compared with an operating profit of $0.4 million in the nine months ended December 31, 2012.

Finance Income. Our finance income decreased by 40.5% to $1.9 million in the nine months ended December 31, 2013 from $3.1 million in the nine months ended December 31, 2012, primarily as a result of a decrease in interest income on term deposits in the nine months ended December 31, 2013.

Finance Costs. Our finance costs increased to $7.4 million in the nine months ended December 31, 2013 as compared to $2.9 million in the nine months ended December 31, 2012, primarily due to higher foreign exchange losses on account of depreciation of the Indian Rupee against the US dollar and higher provisioning for losses on trade and other receivables in the nine months ended December 31, 2013.

Income Tax Benefit (Expense). Deferred tax assets of $2.0 million were recognized in the nine months ended December 31, 2012, relating to unutilized tax losses and other temporary differences in respect of our Indian subsidiary. After two consecutive years of profits, our Indian subsidiary incurred losses in fiscal year 2013. Based on evaluation of convincing evidence required by IAS 12, we recorded an impairment of deferred tax assets of $8.5 million in fiscal year 2013. Accordingly, during the nine months ended December 31, 2013, no deferred tax was recognized.

Profit (Loss) for the Period. As a result of the foregoing factors, including employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles, our loss in the nine months ended December 31, 2013 was $18.2 million as compared to a loss of $7.2 million in the nine months ended December 31, 2012. Excluding the effects of amortization of acquisition-related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments, net change in fair value of financial liability related to business combination and income tax benefit or expense for the nine months ended December 31, 2012 and December 31, 2013 and direct costs related to the registration of shares of our shareholders for sale from time to time in the nine months ended December 31, 2013, we would have recorded a net loss of $6.8 million in the nine months ended December 31, 2013 and a net profit of $0.5 million in the nine months ended December 31, 2012.

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenue. We generated revenue of $228.8 million in fiscal year 2013, an increase of 16.4% over revenue of $196.6 million in fiscal year 2012.

Air Ticketing. Revenue from our air ticketing business decreased by 20.1% to $60.9 million in fiscal year 2013 from $76.2 million in fiscal year 2012. Our revenue less service cost decreased by 14.3% to $56.8 million in fiscal year 2013 from $66.3 million in fiscal year 2012. Gross bookings increased by 12.0% from fiscal year 2012 to fiscal year 2013 primarily due to materially higher airfares resulting from capacity constraints in the Indian airline industry, further aided by 2.1% growth in the number of transactions. The decline in revenue less service cost was mainly due to a decline in our net revenue margin to 6.0% from 7.9%, as airlines in India reduced their base commissions.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.6% to $164.1 million in fiscal year 2013 from $116.7 million in fiscal year 2012. Our revenue less service cost increased by 51.4% to $27.6 million in fiscal year 2013 from $18.2 million in fiscal year 2012. This was due to an increase in gross bookings by 49.6% primarily due to a 65.6% increase in the number of transactions and marginal increase in our net revenue margin from 11.9% in fiscal year 2012 to 12.0% in fiscal year 2013. The growth in this segment was further aided by the acquisition of the Hotel Travel Group and the ITC Group in November 2012.

Other Revenue. Our other revenue increased to $3.8 million in fiscal year 2013 from $3.7 million in fiscal year 2012, primarily due to higher advertisement income on our websites partially offset by a decrease in sales of rail tickets.

Service Cost. Service cost increased to $140.7 million in fiscal year 2013 from $108.4 million in fiscal year 2012, mainly as a result of an increase in the transaction volume in our hotels and packages business, slightly offset by a decrease in the cost of air ticket inventory from $9.9 million in fiscal year 2012 to $4.1 million in fiscal year 2013 due to a lower volume of pre-purchased air tickets.

Total Revenue less Service Cost. Our total revenue less service cost was $88.2 million in both fiscal year 2012 and in fiscal year 2013 as a decrease of 14.3% in our air ticketing revenue less service cost in fiscal year 2013 was offset by an increase of 51.4% in our hotels and packages revenue less service cost in fiscal year 2013.

Personnel Expenses. Personnel expenses increased to $34.5 million in fiscal year 2013 from $26.5 million in fiscal year 2012, mainly as a result of employee share-based compensation costs of $11.7 million in fiscal year 2013 as compared to $6.9 million in fiscal year 2012, as well as due to increases in annual wages, growth in employee headcount in line with the growth in our hotels and packages business and acquisitions made in the third quarter of fiscal year 2013. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 3.7% from fiscal year 2012 to fiscal year 2013.

Other Operating Expenses. Other operating expenses increased by 23.8% to $68.0 million in fiscal year 2013 from $54.9 million in fiscal year 2012, primarily as a result of an increase in outsourcing fees, advertising and business promotion expenses and payment gateway charges in line with the growth in our hotels and packages business and acquisitions made in the third quarter of fiscal year 2013. Other operating expenses include mergers and acquisitions related expenses of $0.7 million in fiscal year 2013 compared to $0.2 million in fiscal year 2012. Mergers and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 34.5% to $3.8 million in fiscal year 2013 from $2.8 million in fiscal year 2012, primarily as a result of amortization costs on acquisition-related intangibles.

Results from Operating Activities. As a result of the foregoing factors, our result from operating activities was a loss of $18.1 million in fiscal year 2013 as compared to a profit of $4.0 million in fiscal year 2012. Excluding the effects of our employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles for both fiscal years 2013 and 2012, we would have recorded an operating loss of $5.1 million in fiscal year 2013 compared with an operating profit of $11.2 million in fiscal year 2012.

Finance Income. Our finance income increased to $4.2 million in fiscal year 2013 from $2.0 million in fiscal year 2012, primarily as a result of an increase in interest income on term deposits in fiscal year 2013.

Finance Costs. Our finance costs decreased to $4.9 million in fiscal year 2013 as compared to $5.0 million in fiscal year 2012, primarily due to public offering costs related to our follow-on public offering and higher foreign exchange losses in fiscal year 2012, which were offset by higher provisioning of loss on trade and other receivables in fiscal year 2013.

Income Tax Benefit (Expense). Deferred tax assets of $8.9 million had been recognized in previous fiscal years, relating to unutilized tax losses and other temporary differences in respect of our Indian subsidiary. After two consecutive years of profits, our Indian subsidiary incurred losses in fiscal year 2013. Based on evaluation of convincing evidence required by IAS 12, we have recorded an impairment of deferred tax assets of $8.5 million in fiscal year 2013. The impairment has no impact on our ability to utilize loss carry forwards or tax assets in the future and is not a reflection of management’s views on our ability to increase the profitability of our business in the future.

Profit (Loss) for the Year. As a result of the foregoing factors, including the effects of deferred tax assets on previous years’ tax losses, employee share-based compensation costs, mergers and acquisitions related expenses and amortization of acquisition-related intangibles and follow-on public offering costs, our loss for fiscal year 2013 was $27.6 million as compared to a profit of $7.0 million in fiscal year 2012. Excluding the effects of deferred tax assets on previous years’ tax losses, amortization of acquisition-related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combinations for both fiscal years 2012 and 2013 and follow-on public offering costs in fiscal year 2012, we would have recorded a net loss of $6.0 million in fiscal year 2013 and a net profit of $9.3 million in fiscal year 2012.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenue. We had revenue of $196.6 million in fiscal year 2012, an increase of 57.6% over revenue of $124.7 million in fiscal year 2011.

Air Ticketing. Revenue from our air ticketing business increased by 60.0% to $76.2 million in fiscal year 2012 from $47.6 million in fiscal year 2011. Our revenue less service cost increased by 39.1% to $66.3 million in fiscal year 2012 from $47.6 million in fiscal year 2011 Our gross bookings increased by 29.5%, primarily due to a 31.5% growth in the number of transactions both as a result of an improvement in the overall air travel market as well as the continued increase in our domestic air ticket market share. Our air ticketing net revenue margins increased to 7.9% in fiscal year 2012 from 7.4% in fiscal year 2011, mainly due to special negotiated rates and incentive deals from our suppliers in fiscal year 2012.

Hotels and Packages. Revenue from our hotels and packages business increased by 56.5% to reach $116.7 million in fiscal year 2012 from $74.6 million in fiscal year 2011. This was due to an increase of 62.6% in gross bookings, primarily due to a 95.1% increase in the number of transactions. Due to the strong growth in our gross bookings, revenue less service cost from our hotels and packages business increased by 67.1% to $18.2 million in fiscal year 2012 from $10.9 million in fiscal year 2011, primarily as a result of an increase in our hotels and packages net revenue margins to 11.9% in fiscal year 2012 from 11.5% in fiscal year 2011. In fiscal year 2012, net revenue margins improved as we achieved more favorable terms on the basis of expanding supplier relationships and from the acquisition of Luxury Tours and Travel in fiscal year 2012.

Other Revenue. Our other revenue increased by 45.9% to $3.7 million in fiscal year 2012 from $2.5 million in fiscal year 2011, primarily due to increased sale of rail tickets and bus tickets and other miscellaneous income.

Service Cost. Service cost increased to $108.4 million in fiscal year 2012 from $63.7 million in fiscal year 2011, mainly as a result of an increase in the transaction volume in our hotels and packages business and an increase in the cost of air ticket inventory from $0.0 in fiscal year 2011 to $9.9 million in fiscal year 2012 due to increased cost of pre-purchased air tickets.

Total Revenue Less Service Cost. Our total revenue less service cost increased by 44.4% to $88.2 million in fiscal year 2012 from $61.1 million in fiscal year 2011, primarily as a result of a 39.1% increase in our air ticketing revenue less service cost in line with the increase in the number of transactions, as well as a 67.1% increase in our hotels and packages revenue less service cost, mainly reflecting the increase in the number of transactions.

Personnel Expenses. Personnel expenses increased to $26.5 million in fiscal year 2012 from $14.4 million in fiscal year 2011, mainly as a result of employee share-based compensation costs related to RSUs granted to employees of $6.9 million in fiscal year 2012, as compared to $0.5 million in fiscal year 2011. Personnel expenses also increased in fiscal year 2012 due to increases in annual wages and average employee headcount in fiscal year 2012, as compared to fiscal year 2011. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 0.5% from fiscal year 2011 to fiscal year 2012.

Other Operating Expenses. Other operating expenses increased by 34.8% to $54.9 million in fiscal year 2012 from $40.7 million in fiscal year 2011, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business. Other operating expenses as a percentage of net revenue decreased by 4.4% from fiscal year 2011 to fiscal year 2012.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 46.0% to $2.8 million in fiscal year 2012 from $1.9 million in fiscal year 2011, primarily as a result of costs incurred for purchases of computers, leasehold assets, website developments and software.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities decreased to an operating profit of $4.0 million in fiscal year 2012 from an operating profit of $4.1 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs for both fiscal years 2011 and 2012, we would have recorded an operating profit of $4.6 million in fiscal year 2011 and an operating profit of $10.9 million in fiscal year 2012.

Finance Income. Our finance income increased to $2.0 million in fiscal year 2012 from $1.6 million in fiscal year 2011, primarily as a result of an increase in interest income on term deposits, partially offset by higher foreign exchange gain in fiscal year 2011.

Finance Costs. Our finance costs increased to $5.0 million in fiscal year 2012 from $3.5 million in fiscal year 2011, primarily due to an increase in foreign exchange loss due to weakening of the Indian Rupee versus the US dollar in fiscal year 2012, partially offset by higher public offering costs related to our initial public offering in fiscal year 2011 compared to public offering costs related to our follow-on public offering in fiscal year 2012. In addition, we had a higher impairment loss on trade and other advances in fiscal year 2012.

Income Tax Benefit (Expense). Income tax benefit increased to $6.1 million in fiscal year 2012 from $2.7 million in fiscal year 2011, primarily due to the recognition of a deferred tax asset for unused tax losses and existing deductible differences in accordance with our accounting policy on deferred tax assets as our management considered it probable that future taxable profits would be available. In assessing the ongoing recoverability of deferred tax assets, our management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has not recognized balance deferred tax assets of $0.5 million in respect of the unused tax losses of MMT USA and Luxury Tours because a trend of profitable growth in these subsidiaries is not yet fully established. Excluding the effects of deferred tax benefit for both fiscal years 2011 and 2012, we would have recorded an income tax expense of $0.2 million in fiscal year 2011 and an income tax expense of $0.9 million in fiscal year 2012.

Profit for the Year. As a result of the foregoing factors, including the effects of employee share-based compensation costs and income tax benefit, our profit for fiscal year 2012 was $7.1 million, as compared to a profit of $4.8 million in fiscal year 2011. Excluding the effects of employee share-based compensation costs and income tax benefit for both fiscal years 2011 and 2012, we would have recorded a net profit of $2.7 million in fiscal year 2011 and a net profit of $7.9 million in fiscal year 2012.

Liquidity and Capital Resources

Historically, our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, bank overdrafts and working capital facilities and cash flows from operations. Our cash requirements have mainly been for working capital as well as capital expenditures.

As of December 31, 2013, our primary sources of liquidity were $32.2 million of cash and cash equivalents and $35.2 million in term deposits with various banks, which are available on demand. Such term deposits are used to secure bank overdraft facilities with various banks in India, including HDFC Bank, Yes Bank and IndusInd Bank, which are used for working capital purposes. As of December 31, 2013, we had no amount outstanding under our bank overdraft facilities.

Our trade and other receivables primarily comprise commissions, incentive or other payments owing to us from airlines, receivables from our corporate and retail customers to whom we typically extend credit periods, security deposits paid primarily for our leased premises as well as interest accrued but not due on our term deposits. Our trade and other receivables decreased from $26.1 million as of March 31, 2013 to $22.9 million as of December 31, 2013, primarily as a result of a decrease in receivables in our airline business during the nine months ended December 31, 2013.

Our other current assets primarily consist of deposits and advances to our suppliers to secure better prices and availability of bookings in future periods. Our other current assets increased from $23.7 million as of March 31, 2013 to $36.9 million as of December 31, 2013, primarily due to increases in advances to airlines and increases in other receivables.

As of December 31, 2013, MMT India had the following facilities available in India from HDFC Bank: (i) an overdraft facility for up to Rs. 400 million ($6.5 million), with interest payable at an average rate of 9.8% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India, (ii) an overdraft facility for up to Rs. 100 million ($1.6 million) and (iii) a corporate purchase card facility of up to Rs. 100 million ($1.6 million), with each of (ii) and (iii) being secured by an assignment of certain of our credit card receivables, pari passu charges over our current assets, movable and fixed assets, and a corporate guarantee by our Company. As of December 31, 2013, no amount was outstanding under any of these facilities. In February 2014, MMT India surrendered the overdraft facility described in (ii) above. In addition, the secured overdraft facility described in (i) above was reduced to a limit of Rs. 200 million ($3.2 million) and the corporate purchase card facility was reduced to an unsecured limit of Rs. 30 million ($0.5 million).

As of December 31, 2013, MMT India had the following facilities available in India from Yes Bank: (i) an overdraft facility for up to Rs. 300 million ($4.8 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India, (ii) an overdraft facility, including an export credit facility, for up to Rs. 250 million ($4.0 million), secured by pari passu charges over our current assets, movable and fixed assets, and a corporate guarantee by our Company and (iii) an export credit facility of Rs. 300 million ($4.8 million). As of December 31, 2013, no amount was outstanding under any of these facilities. In February 2014, MMT India surrendered the overdraft facility, including an export credit facility, for up to Rs. 250 million ($4.0 million).

As of December 31, 2013, MMT India had the following facility available in India from IndusInd Bank: a secured overdraft facility for up to Rs. 300 million ($4.8 million), with interest payable at an average rate of 10.4% (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of MMT India. As of December 31, 2013, no amount was outstanding under this facility.

Through the ITC Group, we have overdraft and other credit facilities with various banks in Thailand for up to $2.1 million at varying interest rates. As of December 31, 2013, no amounts were outstanding under these facilities.

From time to time, we are also required by certain international and Indian airlines, hotels and packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees/letter of credits to secure our obligations to them. As of December 31, 2013, MMT India had sanctioned bank guarantee limits of (i) Rs. 1,030 million ($16.6 million) from IndusInd Bank, (ii) Rs. 1,400 million ($22.6 million) from Yes Bank and (iii) Rs. 50 million ($0.8 million) from HDFC Bank, respectively and sanctioned letter of credit limits of Rs. 20 million ($0.3 million) from HDFC Bank. However, the period of drawdown on the Yes Bank facility expired on December 2, 2013. As of December 31, 2013, an aggregate of Rs. 2,056.76 million ($33.2 million) of such bank guarantees were utilized, including (i) Rs. 1,033.3 million ($16.7 million) from IndusInd Bank, (ii) Rs. 997.56 million ($16.1 million) from Yes Bank and (iii) Rs. 25.87 million ($0.4 million) from HDFC Bank, respectively, but no demand had been made against any of these guarantees. The sanctioned bank guarantee limit from Yes Bank was reduced to Rs. 66 million ($1.1 million) in March 2014, the letter of credit facilities from HDFC Bank were surrendered in February 2014, and the bank guarantee limit from IndusInd Bank was increased to Rs. 1,400 million ($22.6 million) in January 2014.

In addition, MMT USA has obtained certificates of deposit totaling $0.6 million to provide guarantees to various international airlines; Luxury Tours has obtained certificates of deposit totaling $0.3 million to provide guarantees to various hotels and packages suppliers; the Hotel Travel Group has obtained certificates of deposit totaling $0.5 million to provide guarantees to various hotels and packages suppliers; and the ITC Group has obtained certificates of deposit totaling $0.8 million to provide guarantees to various international airlines.

Apart from the foregoing borrowings, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee our payment obligations or those of third parties.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures, for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,						Nine Months Ended December 31,
	2011		2012		2013		2012		2013
	(in millions)
Net cash from/(used in) operating activities	$(6.3)		$10.9		$13.6		$3.1		$(9.3)
Net cash from/(used in) investing activities	(3.0)		(46.2)		(17.9)		(21.1)		8.6
Net cash from/(used in) financing activities	52.4		35.2		1.4		(1.5)		(1.0)
Net increase/(decrease) in cash and cash equivalents	43.0		(0.1)		(5.7)		(19.5)		(1.8)
Cash and cash equivalents at beginning of period	5.3		47.9		43.8		43.8		35.6
Effect of exchange rate fluctuations on cash held	(0.5)		(4.0)		(2.4)		(2.0)		(1.7)
Cash and cash equivalents at end of period	47.9	(1)	43.8	(2)	35.6	(3)	22.3	(4)	32.2	(5)

Notes:

(1)	Includes $3.9 million of bank overdrafts and excludes $16.9 million of term deposits not classified as “cash and cash equivalents.”

(2)	Excludes $44.3 million of term deposits not classified as “cash and cash equivalents.” As of March 31, 2012, we did not have any amounts outstanding under our overdraft facilities.

(3)	Includes $0.9 million of bank overdrafts and excludes $48.1 million of term deposits not classified as “cash and cash equivalents.”

(4)	Includes $0.4 million of bank overdrafts and excludes $52.5 million of term deposits not classified as “cash and cash equivalents.”

(5)	Excludes $35.3 million of term deposits not classified as “cash and cash equivalents.” As of December 31, 2013, we did not have any amounts outstanding under our overdraft facilities.

Net Cash From/(Used In) Operating Activities.

In the nine months ended December 31, 2013, net cash used in operating activities was $9.3 million, as compared to net cash from operating activities of $3.1 million in the nine months ended December 31, 2012. This change resulted from an increase in total collections against revenue from $165.6 million to $196.1 million, offset by increases in total cash payments to suppliers in relation to service costs incurred from

$94.7 million to $131.5 million and total cash outflows in respect of personnel and other operating expenses from $67.8 million to $74.0 million.

In the nine months ended December 31, 2013, total collections against revenue was $196.1 million, as compared to recognized revenue of $194.5 million, for a difference of $1.6 million. In the nine months ended December 31, 2012, total collections against revenue were $165.6 million, as compared to recognized revenue of $173.6 million, for a difference of $8.0 million. The decrease of $9.6 million in the difference between recognition and collection of revenues from the nine months ended December 31, 2012 to the nine months ended December 31, 2013 was primarily due to an increase in collections from our customers in the nine months ended December 31, 2013.

In the nine months ended December 31, 2013, total cash payments to suppliers in relation to service costs incurred were $131.5 million, as compared with $116.7 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of our packages products, including advances to airlines for fiscal year 2014. In the nine months ended December 31, 2012, total cash payments to suppliers in relation to service costs incurred were $94.7 million, as compared with $107.2 million in service costs accrued. This was primarily due to advances from customers for future bookings, particularly in our hotels segment.

In the nine months ended December 31, 2013, total cash outflows in respect of personnel and other operating expenses were $74.0 million, 85.6% of the $86.5 million in such expenses accrued. In the nine months ended December 31, 2012, total cash outflows in respect of personnel and other operating expenses were $67.8 million, 92.6% of the $73.3 million in such expenses accrued. There was no material change in the percentage of expenses paid to expenses accrued.

In fiscal year 2013, net cash used in operating activities was $13.6 million, as compared to net cash from operating activities of $10.9 million in fiscal 2012. This change resulted from an increase in total collections against revenue from $186.6 million to $236.0 million, offset by increases in total cash payments to suppliers in relation to service costs incurred from $105.0 million to $133.6 million and total cash outflows in respect of personnel and other operating expenses from $70.7 million to $88.8 million.

In fiscal year 2013, total collections against revenue were $236.0 million, compared to recognized revenue of $228.8 million, for a difference of $7.2 million. In fiscal year 2012, total collections against revenue were $186.6 million, compared to recognized revenue of $196.6 million, for a difference of $10.0 million. The decrease of $17.2 million in the difference between recognition and collection of revenues from fiscal year 2012 to fiscal year 2013 was primarily due to an increase in advance from our customers from $2.1 million to $11.4 million, offset by a decrease in receivables from airlines and customers from $8.7 million to $2.1 million. Our collections were also increased by a decrease in withholding tax deductions for commissions or payments received from airlines and other suppliers, which decreased from $3.6 million in fiscal year 2012 to $2.0 million in fiscal year 2013.

In fiscal year 2013, total cash payments to suppliers in relation to service costs incurred were $133.6 million, as compared with $140.7 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of our packages products, including advances to airlines for fiscal year 2014. In fiscal year 2012, total cash payments to suppliers in relation to service costs incurred were $105.0 million, as compared with $108.4 million in service costs accrued. This was primarily due to deposits and advances paid to suppliers for the promotion of holiday products, including advances to airlines for fiscal year 2013. We also pre-purchased air ticket inventory at favorable rates during fiscal year 2012.

In fiscal year 2013, total cash outflows in respect of personnel and other operating expenses were $88.8 million, 86.7% of the $102.5 million in such expenses accrued. In fiscal year 2012, total cash outflows in respect of personnel and other operating expenses were $70.7 million, 86.8% of the $81.4 million in such expenses accrued. There was no material change in the percentage of expenses paid to expenses accrued.

Net Cash From/(Used In) Investing Activities.

In the nine months ended December 31, 2013, cash from investing activities was $8.6 million. Further, we had proceeds from term deposits with banks amounting to $10.2 million (computed using average exchange rates for the period), and net investment of $1.7 million in fixed assets, as well as investment of $2.5 million in software and website development projects, partially offset by $2.4 million in interest received on our term deposits. In the nine months ended December 31, 2012, cash used in investing activities was $21.1 million, primarily as a result of a cash payment of $6.6 million (net of cash acquired) to acquire the Hotel Travel Group, $3.0 million (net of cash acquired) to acquire a majority stake in the ITC Group. Further, we had term deposits with banks amounting to $8.8 million (computed using average exchange rates for the period), and net investment of $2.4 million in fixed assets, as well as investment of $3.1 million in software and website development projects, partially offset by $2.7 million in interest received on our term deposits.

In fiscal year 2013, cash used in investing activities was $17.9 million, primarily as a result of a cash payment of $6.6 million (net of cash acquired) to acquire the Hotel Travel Group, $3.0 million (net of cash acquired) to acquire a majority stake in the ITC Group, and $0.6 million to acquire additional equity interests in My Guest House. Further, we had term deposits with banks amounting to $4.3 million (computed using average exchange rates for the period), and net investment of $2.7 million in fixed assets, as well as investment of $4.1 million in software and website development projects, partially offset by $3.4 million in interest received on our term deposits. In fiscal year 2012, cash used in investing activities was $46.2 million, primarily as a result of term deposits with banks amounting to $29.9 million (computed using average exchange rates for the period), and net investment of $5.5 million in fixed assets, as well as investment of $3.5 million in software and website development projects, partially offset by $0.9 million in interest received on our term deposits. We had also made investments of $4.8 million to acquire a 19.98% equity interest in Le Travenues Technology Private Limited, $2.4 million to acquire a majority stake in Luxury Tours and $1.0 million to acquire a 28.57% equity interest in My Guest House in fiscal year 2012.

Net Cash From/(Used In) Financing Activities.

In the nine months ended December 31, 2013, cash used in financing activities was $1.0 million, primarily as a result of payment of $1.2 million as interest on bank overdrafts and our working capital facilities. The cash used in these payments was partially offset by collection of $0.2 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. In the nine months ended 2012, cash used in financing activities was $1.5 million, primarily as a result of payment of $0.8 million to complete our acquisition of Luxury Tours. Additionally, we repurchased 40,142 of our own ordinary shares for $0.5 million and paid interest on bank overdrafts and our working capital facilities of $0.3 million. The cash from these payments was partially offset by collection of $0.2 million as proceeds from the issuance of shares on exercise of share options by certain of our employees.

In fiscal year 2013, cash used in financing activities was $1.4 million, primarily as a result of payment of $0.8 million to complete our acquisition of Luxury Tours. Additionally, we repurchased 40,142 of our own ordinary shares for $0.5 million and paid interest on bank overdrafts and our working capital facilities of $0.6 million. The cash from these payments was partially offset by collection of $0.4 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. In fiscal year 2012, cash from financing activities was $35.2 million, primarily as a result of net proceeds from the issuance of ordinary shares in our follow-on public offering of $35.4 million. Additionally, we collected $0.9 million as proceeds from the issuance of shares on exercise of share options by certain of our employees. The cash from these issuances was partially offset by $0.8 million as interest paid on bank overdrafts and our working capital facilities of $0.8 million.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our convertible and redeemable preferred shares and ordinary shares.

We made capital expenditures of $2.8 million, $9.0 million and $6.9 million in fiscal years 2011, 2012 and 2013, respectively, and capital expenditures of $5.4 million and $4.2 million in the nine months ended December 31, 2012 and December 31, 2013, respectively, and we expect to make additional capital expenditures of approximately $2.0 million during the quarter ended March 31, 2014. As of December 31, 2013, we had committed capital expenditures of $0.3 million which we expect to spend during fiscal year 2014. Our capital expenditures have principally consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, as well as improvements to our leasehold premises.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013. Other than the lease obligations specified below, we do not have any long-term commitments:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations(1)	$9,531.7	$1,977.4	$2,989.8	$2,514.9	$2,049.5
Finance lease obligations(2)	46.9	18.0	28.8	—	—
Purchase obligations(3)	311.7	311.7	—	—	—
Employee Benefits(4)	899.4	—	—	—	—

Notes:

(1)	Operating lease obligations relate to our leasing arrangements for our various office premises.

(2)	Finance lease obligations relate to our leasing arrangements for motor vehicles used in our business.

(3)	We enter into purchase orders from time to time for various equipment or other requirements for our business.

(4)	Employee benefits in the statement of financial position include $0.9 million in respect of employee benefit obligation. For this amount, the extent of the amount and timing of repayment/settlement is not reliably estimable or determinable at present and accordingly have not been disclosed in the table above.

Off-Balance Sheet Arrangements

As of December 31, 2013, MMT India had obtained Rs. 2,056.8 million ($33.2 million) in bank guarantees mainly from IndusInd Bank and YES Bank in favor of IATA, against any payment default by us to all airlines participating in IATA’s bill settlement plan, and MMT USA and the ITC Group had obtained certificates of deposit totaling $0.6 million and $0.8 million, respectively, for the purposes of providing guarantees to various international airlines. Additionally, Luxury Tours had obtained certificates of deposit totaling $0.3 million for purposes of providing guarantees to various hotels and packages suppliers and Hotel Travel Group had obtained certificates of deposit totaling $0.5 million for purposes of providing guarantees to various hotels and packages suppliers. Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Inflation

The CIA World Factbook estimates that consumer inflation in India was 9.7% in 2012 and 9.6% in 2013. For more information, see “Risk Factors — Risks Related to Operations in India — As the Domestic Indian

Market Constitutes a Significant Source of Our Revenue, a Slowdown in Economic Growth in India Could Cause Our Business to Suffer.”

Quantitative and Qualitative Disclosures about Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk and interest rate risk.

Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist principally of term deposits, cash equivalents, and trade and other receivables. By their nature, all such financial instruments involve risks, including the credit risk of non-performance by counterparties. Our cash equivalents, bank balances and term deposits are placed with banks with high investment grade credit ratings, and our term deposits may be withdrawn at any time prior to maturity except that this would result in a lower interest rate. Trade and other receivables are typically unsecured and arise mainly from commissions and incentive payments owing to us from our airline suppliers, receivables from our hotel suppliers which represent amounts owing to us from deposits we place with such hotels, and receivables from our corporate and retail customers to whom we typically extend credit periods. We review the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in our financial statements. See note 34 to our audited consolidated financial statements incorporated by reference in our prospectus supplement and accompanying prospectus for additional information relating to our exposure to credit risk.

Foreign Exchange Risk. We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As the functional currency of MMT India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were $17.0 million, $40.9 million and $3.5 million, respectively, as of December 31, 2013. Based on our operations in fiscal year 2014, a 10.0% appreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have increased our loss for the year by $1.9 million. Similarly, a 10.0% depreciation of the US dollar against the Indian Rupee as of December 31, 2013, assuming all other variables remained constant, would have decreased our loss for the year by $2.1 million.

We are also exposed to movements between the US dollar and the Indian Rupee in our operations, as 4.1% and 3.0% of our revenue for the nine months ended December 31, 2012 and December 31, 2013, respectively, was generated by MMT India from its air ticketing business and received in US dollars although our expenses are generally incurred in Indian Rupees. We currently do not have any hedging agreements or similar arrangements with any counter-party to cover our exposure to any fluctuations in foreign exchange rates. While we do incorporate margins in our pricing to cover any adverse fluctuations in foreign exchange rates, there can be no assurance that such margins will adequately protect us from adverse fluctuations in foreign exchange rates and hence our earnings remain susceptible to foreign exchange rate fluctuations. However as this risk associated with currency exchange is largely confined to our non-Indian Rupee revenue, we believe our exposure is minimal and immaterial.

Interest Rate Risk. Our exposure to interest rate risk for changes in interest rates relates primarily to our term deposits and bank overdrafts. As of December 31, 2013, we had fixed rate financial instruments consisting of $35.2 million of term deposits. As of December 31, 2012, we had fixed rate financial instruments consisting of $52.5 million of term deposits. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income and financing cost may fluctuate in line with changes in interest rates. As of December 31, 2013, we had no amount outstanding on account of variable rate financial instruments. As of

December 31, 2012, we had $0.4 million outstanding on account of variable rate financial instruments. A sensitivity analysis shows that an increase of 100 basis points in interest rates as of December 31, 2012 would have increased loss or decreased profit by $0.004 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of December 31, 2012 would have decreased loss or increased profit by $0.004 million and would not have had any impact on our equity.

New Accounting Standards and Interpretations Not Yet Adopted by Our Group

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 is required to be applied retrospectively. We are in the process of evaluating the impact of the new standard.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

•	an entity currently has a legally enforceable right to set-off if that right is-

¡	not contingent on future event; and

¡	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;

•	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:

¡	eliminate or result in insignificant credit and liquidity risk; and

¡	process receivables and payables in a single settlement process or cycle.

We are required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. We are currently evaluating the impact of the new standard.

BUSINESS

Overview

We are the largest online travel company in India, based on gross bookings for 2012, according to PhoCusWright. Through our primary website, www.makemytrip.com, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. As of December 31, 2013, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators.

We commenced operations in 2000 and in the first five years following our inception, we focused on the non-resident Indian market in the United States, primarily servicing its demand for United States to India air tickets. We started our Indian business with the launch of our Indian website in September 2005. We have invested significant capital in our infrastructure and in sales and marketing efforts to build our brand and gain recognition, and recorded net losses for each of our fiscal years except for fiscal years 2011 and 2012. We recorded net losses in fiscal years 2009 and 2010 of $(7.3) million and $(6.2) million, respectively, and recorded net profits of $4.8 million and $7.0 million, respectively, in fiscal years 2011 and 2012. We recorded a net loss of $(27.6) million in fiscal year 2013. We recorded net losses of $(7.3) million and $(18.2) million for the nine months ended December 31, 2012 and December 31, 2013, respectively.

We believe the strength of our brand, quality of our services, user-friendliness of our website experience, focus on our customers and efficacy of our marketing programs have enabled us to capture a significant share of the domestic air tickets market in India, while driving increased bookings of international outbound air tickets. We have won a number of awards, including, most recently, the Best Travel Portal by CNBC Awaaz (2013), Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies, and Best Travel Portal by Lonely Planet (2013). We have leveraged our leading market share in air tickets and our strong brand to rapidly diversify into the hotels and packages business which represented 37.2% of our revenue less service cost during the nine months ended December 31, 2013 as compared to 17.9% in fiscal 2011. The number of transactions for air tickets and hotels and packages booked through us were 2.8 million and 175,869, respectively, in fiscal 2011, 3.7 million and 343,141, respectively, in fiscal 2012, 3.8 million and 568,133, respectively, in fiscal 2013 and 3.0 million and 587,667, respectively, during the nine months ended December 31, 2013. Our total revenue less service cost was $61.1 million in fiscal 2011, $88.2 million in fiscal 2012, $88.2 million in fiscal 2013, and $66.4 million and $77.9 million for the nine months ended December 31, 2012 and December 31, 2013, respectively.

Our websites are designed to provide our customers with a user-friendly experience. According to comScore, www.makemytrip.com had an average of over 8.7 million unique visitors per month in the nine months ended December 31, 2013 and an average of over 7.2 million unique visitors per month in fiscal year 2013.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile traffic and transactions are increasing rapidly and our mobile customer base has increased from 10,394 as of December 31, 2011 to 216,765 as of December 31, 2013. As of February 28, 2014, our BlackBerry application, which was launched in early 2011, had been downloaded approximately 330,000 times, our Android application, which was launched in April 2012, had been downloaded approximately 1.4 million times, our iPhone application, which was launched in

July 2012, had been downloaded approximately 635,000 times and our Windows Mobile application, which was launched in August 2013, had been downloaded approximately 185,000 times. As of December 31, 2013, we had 2.0 million mobile users. According to Gartner’s estimates from the fourth quarter of 2013, India is expected to have a low rate of premium mobile phone penetration of 6% in 2014, as compared with 67% in the United States and 18% in China in the same period. However, the number of premium mobile phones in India is expected to grow at a compounded annual growth rate, or CAGR, of 33.2% from 2013 to 2017, as compared to 20.2% in China and 5.6% in the United States.

We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. Our technology platform is scalable and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2,000,000 searches in our flights section a day. As reported by The Economic Times on February 6, 2011, the Indian middle class is expected to grow over three times from 160 million people in 2011 to 547 million people by 2026. In order to meet the requirements of this growing Indian middle class travel market where Internet penetration is relatively low, we also utilize other technology-enhanced distribution channels, including call centers and travel stores in India, as well as our travel agents’ network in India.

We have made selective acquisitions to enhance our hotel inventory in popular travel destinations for our user base and to gain access to technology. Most recently, in February 2014, we acquired a group of companies headquartered in Amsterdam, Netherlands, operating through its website, Easytobook.com, which offers online hotel reservations in Europe, North America and other key global travel destinations. We believe we are a cost-effective distribution channel for our suppliers, providing reach to a large and expanding customer base in India as well as non-resident Indians.

Our Strengths

We have the following competitive strengths:

The Largest Online Travel Company in India with a Well-Recognized Brand. Since commencing our travel business in India in 2005, we have become the largest company in the Indian online travel market with 47% of total market share, based on gross bookings for 2012, according to PhoCusWright. In fiscal year 2011, 2.6 million transactions for domestic air tickets in India and 175,869 transactions for hotels and packages were booked through us. In fiscal year 2012, 3.5 million transactions for domestic air tickets in India and 343,141 transactions for hotels and packages were booked through us. In fiscal year 2013, 3.4 million transactions for domestic air tickets in India and 568,133 transactions for hotels and packages were booked through us. In the nine months ended December 31, 2013, 2.6 million transactions for domestic air tickets in India and 587,667 transactions for hotels and packages were booked through us. According to comScore, www.makemytrip.com had an average of over 8.7 million unique visitors per month in the nine months ended December 31, 2013 and an average of over 7.2 million unique visitors per month in fiscal year 2013. Based on data from the DGCA, we estimate that one in eight domestic air passengers in India booked their trip through our company in 2013.

We believe that our brand is well-recognized in the Indian travel industry. In 2013, we were voted the Best Travel Portal by the readers of Lonely Planet Magazine India. In 2012, we were selected as the Best Travel Portal (Indian) by readers of Lonely Planet Magazine India and Favourite Travel Portal by readers of Outlook Traveller magazine. In 2011, we were named the Best Online Travel Agency and Best Domestic Tour Operator by the Times of India. We were also the first and only online travel agency brand to be selected as a SuperbrandTM in India for 2009-2010. We have invested in developing and promoting our brand since our inception, using a combination of traditional channels such as print, radio and television, mass media campaigns, as well as search engine marketing and other innovative digital marketing tools, such as outreach through FacebookTM, LinkedInTM and other social media websites, viral marketing and online display banners, to broaden our reach to travelers in India and overseas. We also believe that our brand strength is responsible for allowing us to source a significant portion of our traffic from non-paid sources such as search engine results and direct traffic, as opposed to paid results, such as search engine marketing.

We believe that our reputation and market position have also provided us with better leverage when contracting with airlines, hotels and other suppliers.

Comprehensive Selection of Service and Product Offerings. We offer our customers a comprehensive selection of travel and travel-related services and products. We cater to the travel needs of residents in India as well as non-resident Indians and others traveling to India from the United States, the United Arab Emirates and other countries. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to travel insurance and visa processing. As of December 31, 2013, we provided our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India, Indian Railways and several major Indian and Singapore bus operators. Our selection of domestic hotels is diverse, with a number of choices for travelers from one-star to five-star offerings. We believe our comprehensive selection of travel services and products makes us a “one stop shop” for our customers’ travel needs and allows us to combine multiple products and provide customized packages that suit the unique needs of our customers.

Broad Distribution Network. We use a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our distribution network is centered on our India-focused website, www.makemytrip.com (which includes our US sub-domain website), our United Arab Emirates-focused website, www.makemytrip.ae, and our Canadian website, www.makemytrip.ca, our call centers, our airport counters and our various travel stores in 44 cities in India and a store in Kathmandu, Nepal, as of December 31, 2013. As of December 31, 2013, we also had a network of approximately 577 registered agents across approximately 116 cities and towns in India who can access our business-to-business, or B2B, website which enables them to sell our full suite of online travel services to their customers. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. Our mobile customers have increased significantly and comprised approximately 20% of the total traffic and approximately 13% of the total transactions on our website in 2013. Our broad distribution network gives us widespread access to travelers both in India as well as abroad.

Advanced, Secure and Scalable Technology Platform. We have built an advanced and secure technology platform, which integrates our sales, customer service and fulfillment operations. We have designed our websites to be user-friendly, providing our customers with extensive low-price options and alternative routings, as well as offering them combinations of flight and hotel bookings at cost-effective rates. Our websites also enable our customers to find their right destinations easily by using colloquial names or major landmarks. We also recently made significant improvements to our online hotel booking platform, such as more flexible filters and an improved listing and details pages, which provide an enhanced user experience for researching and booking hotels on MakeMyTrip.com. We continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory.

Our web-based booking engine has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), and is capable of delivering real time availability and pricing information for multiple options simultaneously.

Our technology platform is able to handle up to 3.0 million website requests and 8.5 million page views per day. This platform is scalable, and can be upgraded to handle increased traffic and complexity of products with limited additional investment. In the past, when multiple airlines have offered promotional rates, we have experienced peak traffic and our websites handled approximately 42,000 transactions and over 2.0 million searches in our flights section a day. We intend to continue to invest in mobile offerings and applications.

Customer-Focused Approach. We place significant emphasis on technology, personnel and training to improve our services to our customers. Our customers can choose from our various customer service channels to contact us, including web-based self-service or chat support as well as our toll-free call centers, our airport counters, our travel stores and e-mail. We have access to a large amount of customer data on account of our size, which allows us to optimize our online marketing and provide customized product offerings. Our mobile service platform also enables customers to receive e-tickets and flight alerts via text messages (SMS) on their mobile phones. Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android, which allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry, which allows bookings for Indian domestic flights, and our Windows Mobile application, which allows bookings for Indian domestic flights and hotels. According to statistics from App Annie, our iOS and Android applications were the most frequently downloaded free online travel agency applications in India during 2013. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. Our websites provide an enhanced user experience for researching and booking hotels, as well as valuable travel information not available on our mobile site, such as user-generated travel reviews and destination guides to help customers conduct research and make travel decisions. Our website also includes a search tool for international flights called “Inspire” targeted towards leisure travelers. This tool recommends international destinations to customers based on their selected interests and budget, shows fare trends for the next few months and facilitates the purchase of flight tickets. We have also launched “RoutePlanner,” a service on our website that helps users choose among various transportation options, including air, bus, rail and hired car, for travel between any two of over 4,000 cities in India. In addition, we have launched our “Holidays” application on Windows 8 and our “Trip Ideas” application on Android and iPhone. Both of these applications are focused on helping users choose among various domestic and international travel destinations.

We primarily outsource our call center operations and fulfillment process to IBM Daksh Business Process Services Private Limited, or IBM, iEnergizer IT Services, Serco, InterGlobe Technologies Private Limited, or InterGlobe and Motif India Infotech in India, as we believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. We also have a dedicated in-house escalation service which operates 24 hours a day, seven days a week, and is responsible for addressing issues or complaints raised by our customers. As of December 31, 2013, we had served six million customers worldwide.

Experienced Management Team. We operate in an industry where we believe one of the most important assets is the quality of our people. Our senior management team is comprised of industry executives with significant experience in the travel industry, including online travel agencies, in India, the United States and the United Kingdom. Our management team also has in-depth experience in the Internet and information technology industries, having worked with companies such as GE Capital, Google, IBM, Kohler India, and CA Technologies, and in the consumer industry, including Pepsi. We also actively recruit MBA graduates and engineers from leading institutions in India to fill important management roles in our company.

Our Strategy

We believe that the relatively low but fast growing Internet penetration in India, coupled with income growth in India provide us with significant growth opportunities. Our objective is to grow profitably by building on our current leadership position to become India’s dominant travel company. The key elements of our strategy include:

Expand Our Hotels and Packages Business. Our hotels and packages business generally yields higher net revenue margins than our air ticketing business, and we intend to continue shifting our business mix towards this segment by proactively investing to gain further market share, with a focus on increasing automation and developing new technologies. Our objective is to enable more hotel suppliers to be directly-connected to our websites, as this allows our suppliers to upload information about available rooms, services and rates directly from their central reservation systems onto our websites, as well as automatically confirm hotel reservations made by our customers on a real time basis. We continue to focus on automation by making changes to our extranet to allow more of our hotel suppliers to use a self-service mode in managing their rates and inventory. Through our acquisition of the Hotel Travel Group in fiscal year 2013, including its inventory of rooms in approximately 90,000 hotels and properties internationally and in India, and our continued sales and outreach efforts, we were able to raise the percentage of our hotel suppliers directly-connected to us from approximately 4.7% as of April 30, 2012 to approximately 8.6% as of April 30, 2013. As of December 31, 2013, the percentage of hotel suppliers directly-connected to us was 2.5%. We believe that our hotels and packages business will continue to grow as more of our suppliers become directly-connected to us. We also intend to grow our packages business outside India through strategic partnerships and acquisitions, as well as by strengthening our relationships with key aggregators from whom we procure inventory for our packages products.

Expand Our Service and Product Portfolio to Enhance Cross-Selling Opportunities. We believe that expanding our service and product offerings is an important means of customer acquisition as the diversity of our services and products will improve our offerings to customers, attract more customers to our websites and allow us to cross sell higher-margin services and products to them. We actively market additional travel services to our customers. For example, we market non-air services directly to customers after they have booked their air tickets with us.

We seek to continue expanding our travel offerings beyond core air tickets, hotels and packages to mass market products including bus and rail. We introduced the sale of bus tickets in 2008 and the sale of rail tickets in 2009. We also provide car hire services in conjunction with our holiday package bookings. We have started providing other value-added ancillary services such as facilitating access to insurance and visa processing to enhance our customers’ travel experience.

Enhance Our Service Platforms by Investing in Technology. We intend to continue to invest in technology to enhance the features of our services and our platforms. For example, we plan to integrate our Indian domestic air tickets booking system with our international air tickets booking system and allow cross fare class bookings in one transaction. In addition, we plan to integrate our various hotel booking systems across our various websites. We also intend to extend user feedback features to more products, enable more user-friendly bookings to be saved by our customers and used across all our services and products, enhance our mobile service platform to make mobile transactions more user-friendly and allow real time fingerprinting to prevent online credit card fraud. We intend to sell more of our holiday packages online in addition to selling through our call centers, which we believe will result in increasing our operating margins. We believe that our continued investments in technology will enable us to enhance our customer service and to capitalize on the expected growth opportunities in the online travel market in India. We intend to continue to focus on increasing our online and mobile customer base. We intend to continue to invest in mobile offerings and applications. We also intend to strengthen our focus on analytics, and upgrading our technology platform.

Expand into New Geographic Markets. We believe we are well positioned for growth in other overseas markets, particularly those with a significant non-resident Indian population as well as destinations with proximity to India and favored by Indian travelers, particularly popular regional destinations that are located within a five-hour flight from India. In December 2009, we launched our website, www.makemytrip.ae, in the

United Arab Emirates, following, among other things, the registration of our website’s domain name with the relevant registry as well as the procurement of additional servers to handle the increased traffic from this new international website. The United Arab Emirates has a significant non-resident Indian population, and our website is intended to serve the travel needs of non-resident Indian travelers traveling from the United Arab Emirates and neighboring Middle Eastern countries to India as well as on their travels elsewhere. We further expanded our presence in the United Arab Emirates through the incorporation of a new wholly owned subsidiary, MakeMyTrip FZ LLC, in fiscal year 2013. We launched our Canadian website, www.makemytrip.ca, in July 2010 to serve the travel needs of the Indian residents there. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia through our acquisitions of the Hotel Travel Group and the ITC Group. In February 2014, we entered the European market by acquiring the ETB Group.

Pursue Selective Strategic Partnerships and Acquisitions. In addition to growing our business organically, we may also pursue strategic partnerships and targeted acquisitions that complement our service offerings, strengthen or establish our presence in our targeted overseas markets or to gain access to technology. During fiscal 2013, we completed our acquisition (which began in May 2011) of 100% of Luxury Tours, a Singapore-based travel agency which is engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the rest of Southeast Asia. In August 2011, we acquired 19.9% of Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. In November 2011, we acquired approximately 29% of My Guest House, which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. As of December 31, 2013, we hold 38.34% in My Guest House. In November 2012, we acquired 100% of the Hotel Travel Group, a well-established travel company in Southeast Asia, especially Thailand, and a 51% stake in ITC group, a well-established hotel aggregator and tour operator focused on Thailand. We expect to acquire the remaining shares of the ITC Group from its existing shareholders by December 2016. In February 2014, we acquired 100% of the ETB Group, which primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations We believe our existing technology platform will enable us to successfully and cost-effectively integrate our partners or new companies we acquire into our network and allow us to ensure our best practices are followed.

Recent Acquisitions

On February 6, 2014, we completed our acquisition of the entire equity interest in a group of companies comprising the ETB Group. We purchased shares from the existing shareholders of the ETB Group and invested a further amount into the ETB Group. The total purchase consideration and investment in the ETB Group is approximately $5.0 million.

Established in 2004, the ETB Group primarily operates through its website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. The company is headquartered in Amsterdam, Netherlands with a technology development team based in Herzliya, Israel. The acquisition of the ETB Group is expected to further strengthen the existing travel technology platform and systems of our company and to enhance the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians, and for travel into India.

Our Services and Products

We offer a comprehensive selection travel and travel-related services and products catering to the needs of residents in India and non-resident Indians and others traveling to India from the United States and other countries. We provide travelers with the tools and information they need to efficiently research, plan, book and purchase travel services and products in India as well as overseas. Our services and products include air tickets, hotels, packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as visa processing and facilitating access to travel insurance. Our key customers include leisure travelers and small businesses.

Air Tickets

Our air tickets business is primarily targeted at domestic travel within India and international travel originating in India; and inbound travel to India from the United States and other countries.

Indian Domestic and Outbound Travel. We have experienced significant growth in our air ticketing business covering domestic travel within India and international travel from India since we commenced our Indian operations in 2005. The following table sets forth the number of transactions for air travel booked through us in this business in recent prior periods.

	Number of Transactions
	for Fiscal Year Ended March 31,			for Nine Months Ended December 31,
	2011	2012	2013	2012	2013
Indian domestic air travel	2.6 million	3.5 million	3.4 million	2.5 million	2.6 million
Outbound air travel	146,033	185,623	241,388	172,591	233,495

We provide our customers with a wide selection of airline tickets for all major domestic full-service and low-cost airlines operating in India, including Air India, Air India Express, Go Air, IndiGo, Jet Airways, SpiceJet and Air Costa; and all major international flights that originate from cities in India, including Air India, British Airways, Emirates, Jet Airways, Lufthansa, Malaysia Airlines, Singapore Airlines, Thai Airways, FlyDubai, Air Asia, Etihad Airways, Kenya Airways, Qatar Airways, Virgin Atlantic, Malindo and Tiger Airways. We obtain inventory from these airlines either through a GDS (we primarily use Amadeus GDS) or via “direct connects” to the airlines’ booking systems.

We believe our websites provide comprehensive information to our customers in a time-efficient and unbiased manner. Customers are able to quickly and easily evaluate a broad range of potential fare and airline combinations through our user-friendly websites. Customers may search for flights based on their preferred travel dates, destinations, number of passengers, number of stops and class of travel, or may use our more advanced search tool and include additional search parameters. For example, on our Indian domestic flights, customers may include searches for night flights, specify a preference for direct flights, as well as include only certain airlines and only refundable fares. Our website then displays fare and flight offerings matching those specifications. Customers can also easily filter and sort the results of their search according to their preferences.

Inbound Travel to India. We began selling air tickets for the United States-to-India sector in 2000. Our customers are mainly non-resident Indians and persons of Indian origin traveling to India. Our customers may search and book their flights on our US sub-domain website, us.makemytrip.com, which is linked to our primary website, www.makemytrip.com, and uses a similar search and display interface as our primary website, and may also call our toll-free US hotline, 1800-INDIA-10. The total number of transactions for inbound air travel to India booked primarily from the United States and the United Arab Emirates through us was 47,765 in fiscal year 2011, 78,348 in fiscal year 2012, 109,877 in fiscal year 2013, and 113,340 in the nine months ended December 31, 2013.

We intend to expand our business in other markets outside India, particularly those with a significant non-resident Indian population as well as those with proximity to India and favored by Indian travelers. In

December 2009, we launched our website in the United Arab Emirates, www.makemytrip.ae, catering mainly to non-resident Indians traveling to India as well as on their travels to other countries. We launched our Canadian website, www.makemytrip.ca, in July 2010. We entered the Singapore market by acquiring Luxury Tours in May 2011. In July 2011, we incorporated Luxury Tours (Malaysia) to expand our operations in Malaysia and adjacent markets. In November 2012, we expanded in Thailand and Southeast Asia, through our acquisitions of the Hotel Travel Group and the ITC Group. In February 2014, we entered the European market by acquiring the ETB Group.

Hotels and Packages

We introduced our hotels and packages business in 2005 and have since experienced significant growth in this area, including through the acquisition of the Hotel Travel Group in November 2012. In April 2013, we launched “Last Minute Deals” on our website and mobile applications to offer significant discounts to our customers on hotel bookings for same-day check-ins. The total number of transactions in our hotels and packages business was 175,869 in fiscal year 2011, 343,141 in fiscal year 2012 , 568,133 in fiscal year 2013, and 587,667 in the nine months ended December 31, 2013.

Hotels. Through our websites, as of December 31, 2013, customers can search, compare and make reservations at more than 11,400 hotels and guesthouses in India and more than 144,000 hotels and properties outside India. We procure room inventory from our hotel suppliers through three methods: “direct connects,” “direct allocation” and, for most hotels outside India, through contracts with online travel agents and aggregators outside India. As of December 31, 2013, approximately 2.5% of our hotel suppliers were directly-connected to our booking system, which declined from 8.6%, as of April 30, 2013, primarily due to a larger base of hotels as of December 31, 2013, that are yet to be directly connected to us and because we no longer recognize hotels from My Guest House as being directly connected to us. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. Through our ongoing efforts to increase the automation of and otherwise improve our extranet, our hotel suppliers are now able to perform more of the necessary functions for executing transactions through our system without our direct involvement. All our other hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We do not assume any inventory risk for such “direct allocation” room inventory as unsold inventory is released to the hotels within an agreed period of time. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. Through this website, customers can search, compare and make reservations at approximately 120,000 hotels and properties internationally and in India. In addition, we own the travel website HotelTravel.com, through which customers can search, compare and make reservations at approximately 90,000 hotels and properties internationally and in India. The room inventory on HotelTravel.com is sold to MakeMyTrip.com customers. The provision of rooms at HotelTravel.com is predominantly accomplished through contracts with online travel agents and aggregators, but it also includes “direct connects.” MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition to the complete integration of the hotel room inventory available on HotelTravel.com and MakeMyTrip.com, we are also working to integrate the technological capabilities of both websites. For example, we are currently in the process of moving the hosting and monitoring of HotelTravel.com’s technology infrastructure to our Indian external data centers and team. In addition, our internal team that operates 24 hours a day, seven days a week monitoring the technology infrastructure of MakeMyTrip.com is in the process of taking on similar responsibilities with respect to HotelTravel.com. These and other planned integrations notwithstanding, certain business and sales functions will continue to operate separately.

The customer base for MakeMyTrip.com is primarily residents in India and non-resident Indians and others traveling to India from the United States and other countries. The customer base for HotelTravel.com is global, spread across Japan, Europe, Australia and North America. With respect to both websites, the focus of our technological improvement and sales efforts is on consolidating multiple supply sources and identifying the best rates possible for our customers. In addition, we have invested in multi-lingual products and marketing, with in-house translation and customer service teams for ten different languages. On both HotelTravel.com and MakeMyTrip.com, customers may search for hotels based on their destination, preferred dates for check-in and check-out, and may easily filter our search results by selecting star ratings, specific hotel chains and location. Customers can also indicate amenity preferences, such as business services, Internet access, fitness centers, swimming pools and travel assistance. Our “View Map” offers customers the ability to compare hotel locations on an interactive neighborhood map. Our online hotel booking platform provides an enhanced user experience for researching and booking hotels on MakeMyTrip.com and HotelTravel.com.

Packages. We offer pre-packaged vacations designed by our in-house product specialists, under arrangements with various travel suppliers and our GDS service provider to cater to both individual and group travelers. Our packages also include various travel services such as travel insurance, visa processing, airport transfer and sightseeing.

•	Domestic Packages. We offer a variety of packages, including escorted tours, honeymoon specials and weekend breakaways, as well as vacation themes, such as beach, adventure, family, pilgrimage, romantic, shopping, cruise and culture. Our demographic target for the “weekend breakaways” packages are corporate executives.

For our customers travelling within India, our Indian website offers a flight plus hotel option, using a similar search and display interface as our separate air ticketing and hotels websites, which enables customers to view multiple combinations of airlines and hotels to assemble a trip which satisfies his or her unique requirements. Our website allows customers to customize their trips by combining two or more travel products and selecting their desired air and hotel supplier, often at a discounted price, compared to booking the individual components separately.

•	International Packages. We offer pre-designed independent packages, customized independent vacations, customized group tours and pre-designed escorted tours. The wide array of holiday options offered is intended to suit varying budgets and preferences of potential customers.

•	Meetings, Incentives, Conferences, Exhibitions and Events. Our MICE group offers services to organizations as well as other groups, including students or families who wish to plan meetings, conferences or other events or organize group trips. Our MICE group assists such customers in planning and booking travel arrangements for large groups of travelers and delivers tickets and other documentation, and, on request of the customers, a member of our MICE group will accompany the group during the travel in order to ensure that all plans and activities run smoothly. Our MICE group also assists employees of these organizations with their personal travel needs.

Other Services and Products

Rail Tickets. We introduced the sale of railway tickets in India in 2009 after entering into an agreement with IRCTC, which granted us “direct-connect” access to Indian Railways’ passenger reservation system online and enabled our customers to reserve and purchase Indian Railways tickets on a real time basis through our Indian website. Indian Railways is India’s state-owned railway which owns and operates most of India’s rail transport. We booked 576,585, 838,429, 387,991, and 179,224 transactions for rail tickets in fiscal years 2011, 2012 and 2013 and the nine months ended December 31, 2013, respectively.

Using a customized search interface, our customers are able to quickly search for train tickets based on their preferred travel dates, destinations and class of travel. Our customized interface allows a customer to compare travel options across various trains, classes, dates and prices. The search results displayed are detailed and have been customized to suit the needs of local Indian railway users. For example, customers are able to see the wait list status for relevant train trips and are able to plan their travel accordingly. Like other products, customers can also easily filter the results of their search according to their specific preferences. However, as a result of Indian Railways’ regulations, although customers may search for rail tickets 24 hours a day, seven days a week, reservations may not be made between 8.00 a.m. and 12.00 p.m., and 11.30 p.m. and 12.30 a.m. India time.

Bus Tickets. We have agreements with several major Indian and Singapore bus operators, some of which are operators of multiple routes, as well as with aggregators and other intermediaries. Our bus tickets inventory is obtained through four channels: real time inventory from operators who are directly-connected to our booking system; inventory from aggregators who are directly-connected to our booking system; inventory from operators who manage their inventory on an extranet supported by us; and inventory obtained by agreement with operators where a certain number of tickets are pre-allocated to us or sold to us “on request.” We booked 147,640, 309,726, 543,201 and 509,714 transactions for bus tickets in fiscal years 2011, 2012, 2013, the nine months ended December 31, 2013, respectively.

Customers can search for bus tickets based on their preferred travel dates and routes and our website will typically display numerous options for customers to choose from. We offer our customers basic information on the type of bus used on the relevant route and customers are able to select seats, choose from the available boarding points in the relevant city on the routes as well as obtain information on the location of the chosen boarding point among other details.

Car Hire. We introduced car hire services on our Indian website in May 2010. We currently provide car hire services in conjunction with holiday package bookings.

Ancillary Services and Products

As an ancillary service offered to our customers, we provide our customers with the option to purchase travel insurance from Apollo Munich Health Insurance Company Limited, with whom we entered into a memorandum of understanding in April 2008. We facilitate access to this travel insurance through our Indian website, as well as via our call centers and travel stores. On our Indian website, prior to confirming and proceeding with the reservation of and payment for a flight or hotel, our customers are prompted to purchase such travel insurance. We also provide visa processing services, and sell telephone calling cards to our customers. In addition, we offer travel-related businesses and other third parties the opportunity to advertise on our websites.

Distribution Channels

We utilize a variety of technology-enhanced distribution channels to target the growing Indian middle class travel market, where Internet penetration is still relatively low. Our broad distribution network gives us access to Indians traveling domestically or overseas and also reaches non-resident Indians and others traveling inbound to India. Our distribution network uses a combination of our websites, call centers, airport counters and travel stores as well as our travel agents’ network in India and mobile service platform, giving us multiple channels to access these customers.

Our customers’ varied needs are served by different distribution channels. During fiscal year 2013 and in the nine months ended December 31, 2013, over 94.7% and 93.2%, respectively, of our sales of air tickets for travel in India were made through our website and 3.3% and 4.7%, respectively, of our sales for air tickets, which were most commonly for inbound travel, were made through our call centers. Our sales of hotel rooms are also primarily made through our websites. Our customers can book standard flight plus hotel packages on our websites, but the majority of the sales of packages within or outside India are concluded through our call centers, travel stores and travel agents’ network. All of our rail and bus ticket sales in India are made through our Indian website.

In fiscal year 2013, transactions executed through our websites, call centers and travel stores accounted for approximately 94.7%, 3.3% and 2.0%, respectively, of our total transactions. In the nine months ended December 31, 2013, transactions executed through our websites, call centers and travel stores accounted for approximately 93.2%, 4.7% and 2.1%, respectively, of our total transactions.

Internet Websites

We currently operate the websites www.makemytrip.com (including the sub-domain us.makemytrip.com), www.makemytrip.ae, www.makemytrip.com.sg and www.makemytrip.ca servicing the Indian domestic and outbound market, the United States-India inbound market (focusing in particular on non-resident Indians in the United States), the United Arab Emirates as well as neighboring Middle East countries, Singapore and neighboring Southeast Asian countries and the Canada-India market, respectively. We have tailored www.makemytrip.com and its content to our predominantly Indian user base. For example, we have localized our top-selling hotel webpages with information and using language that we believe would be more attractive and relevant to an Indian user. We also own the travel website HotelTravel.com, which was acquired as part of our acquisition of the Hotel Travel Group in November 2012 and through this website, customers can search, compare and make reservations at approximately 90,000 hotels and properties internationally and in India, which are also sold to MakeMyTrip.com customers. MakeMyTrip.com’s inventory of hotel rooms is also sold through HotelTravel.com. In addition, we own the travel website www.easytobook.com, which was acquired in February 2014 as part of our acquisition of the ETB Group. Through this website, customers can search, compare and make reservations at approximately 120,000 hotels and properties internationally and in India. Our websites have been designed to provide a user-friendly experience to our customers and are reviewed and upgraded from time to time.

Using our websites, customers can easily and quickly review the pricing and availability of nearly all our services and products, evaluate and compare options, and book and purchase such service and products online. We have also designed our websites to offer personalized recommendations and offers based on a customer’s history. In addition, we have self-service customer support modules on our websites to let our customers check their refund status, modify or cancel reservations and view their travel itineraries. Customers can also purchase ancillary travel-related services and products, such as travel insurance as part of the booking process. Certain packages for MICE or other customized packages cannot be purchased online although customers can submit inquiries through our websites and our sales representatives will contact such customers to follow up and process the transaction, if required.

Typically, a transaction on our websites involves the following steps:

Search. A customer conducts a search for a particular product, or combination of products (for example, flight plus hotel), on our websites by defining desired parameters. For example, for domestic Indian flights, apart from the city of departure and destination, number of travelers and dates of travel, our customers can also input additional parameters such as preferred cabin class, preferred airlines, refundable fares and direct flights. Our websites’ search capabilities employ scalable search and routing logic that we believe return comprehensive results without sacrificing search response times or creating added stress on our suppliers’ infrastructure. Our search results are generated in a cost-effective and time-efficient manner, since over 80% of our search results come from cache. Our web-based booking engine, which has been designed to link to our suppliers’ systems either through “direct connects” or a GDS (we primarily use Amadeus GDS), allows us to deliver real time information.

Select. At this stage, our websites display to the customer various possible selections that are available in a user-friendly format, and also prompt the customer with available special offers or provide additional information about the product. Our websites are enabled with asynchronous JavaScript and extensible markup language allowing customers to sort or refine search results by further defining certain parameters such as price range, time range, preferred airlines and availability of refunds for air tickets, and star rating, preferred hotel chains and hotel amenities.

Review. After a customer has selected a particular option, our websites will provide the customer with an opportunity to review the details of the product being purchased and the terms and conditions of such purchase. At this stage, our websites connect to the Amadeus GDS or the websites of our travel suppliers to confirm the availability and pricing of the product selected, and in the event the customer’s choice is not available, the customer will be informed of the next-best alternative to the selected product. Customers booking air tickets or hotels will also be shown options to purchase travel insurance and other related ancillary services.

Payment. We offer our customers a variety of payment methods. On our Indian website, customers may pay in Indian Rupees with credit cards, debit cards issued by several major banks in India (including Citibank, ICICI Bank, HDFC Bank, State Bank of India and AXIS Bank), bank transfers or cash cards. We also offer cash-on-delivery for select travel products and partial payment options for large value transactions. The payment gateway for sales on our Indian website is secured by “Verified by VISA”, “MasterSecure” and “American Express SafeKey”. On our US website, customers may pay in US dollars with credit cards or through PayPal. On our United Arab Emirates website, customers may pay in United Arab Emirates Dirham with credit cards. On HotelTravel.com, customers may pay in multiple currencies with credit cards.

In order to simplify the booking process for our customers, our websites do not require prior customer registration in order for the purchase to be completed. Customers who do not wish to register will simply be prompted prior to payment to provide basic contact details (including their name, telephone number and e-mail address) for purposes of the travel product they intend to purchase. An electronic confirmation is sent to the customer’s e-mail address and customers can also use our self-service web-support, TripAssist, to check their flight or train details, print e-tickets and cancel flight and rail bookings and track progress of refunds.

Call Centers

Our in-house call centers, which mainly handle our sales and post-sales customer service support for our international hotels and packages business as well as domestic Indian packages with more complicated itineraries, are run out of Gurgaon in India, as well as out of Singapore and Thailand. Our call centers in India operate 24 hours a day, seven days a week and customers can call these centers through various toll-free numbers in India to consult with our sales representatives, receive comprehensive, real time hotel and package information, and make travel bookings. As of December 31, 2013, we employed approximately 129 sales representatives, including supervisors, in all of our in-house call centers. All of our sales representatives in India participate in a formal four-week training program before commencing work and have an in-depth knowledge of their relevant local market. Our sales representatives are also trained and updated with our new services and products.

To achieve cost-efficiency and scalability, we utilize various third-party vendors in India to manage our call center service and we outsource our call center service for sales and service for all international flights (both inbound to India and outbound from India), and most of our hotel reservations and packages to such vendors. Our outsourcing service providers also handle our post-sales customer service support for all flights (domestic and international), hotel reservations and packages, and rail and bus ticketing, as well as back office fulfillment and ticketing services. Our key outsourcing service providers are IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, where agents provide both English and Hindi language options to our customers. We believe these experienced and reputable service providers are able to adhere to our customer service standards and enhance our service quality. Our agreement with iEnergizer IT Services provides our customers the option of using Tamil for their transactions. Our agreement with IBM is in the process of being transferred to another party which is in the process of acquiring IBM’s business process outsourcing business. These external call centers also operate 24 hours a day, seven days a week. In aggregate, we had 1,146 external sales and service agents from IBM, iEnergizer IT Services, Serco, InterGlobe, Motif India Infotech and other providers constituting our outsourced call center sales and service force as of December 31, 2013. Our external agents must undergo a formal four-week training program as well as periodic refresher training courses in order to understand our processes and systems and be able to effectively service our customers.

All our call centers are equipped with our enterprise resource planning, or ERP, application, allowing our sales representatives and agents to make bookings and create packages, as well as attend to customer requests. These centers are also linked to our CRM system which enables us to monitor the performance of our sales representatives and outsourced agents on a round-the-clock basis. We also have software that enables us to log on to customer calls enabling us to perform random checks on our call centers on a real time basis. Our system also enables us to monitor the number of waiting calls and limit customer-aborted calls on our hotlines due to unacceptably long waiting times. We have an in-house quality team which monitors the quality of our call center transactions, including the tone and voice of our customers, in order to ensure high quality service is consistently offered to our customers.

Travel Stores

As of December 31, 2013, we had 20 company-owned travel stores, in 18 cities, including one in our office in Gurgaon, 38 franchisee-owned travel stores which primarily sell packages in 35 cities, including metropolitan areas across India and a store in Kathmandu, Nepal, and counters in four major airports in India. We started our franchisee network in 2009 with six stores and initiated a major expansion in 2011. Since 2011, we have added 33 additional stores.

At all of our travel stores, customers can consult with our sales representatives, receive comprehensive, real time flight, hotel and package information as well as information for other services and products, and make travel bookings, without prior appointment. Unlike agents in our travel agents’ network described below, agents in our travel stores sell our products exclusively. All our travel stores are also equipped with our ERP application and linked to our CRM system. We believe that our travel stores are important for our overall growth as they represent a direct interface between our customers and us, in addition to giving us access to customers who still prefer to meet representatives to make their travel bookings.

The experience for a customer in all our travel stores, including those owned and operated by franchisees, is substantially similar because all our travel stores are operated according to the same guidelines, as required in our contractual arrangements with our franchisees. In addition to providing our franchisees with the use of our ERP application, links to our CRM system and a license to use our brand, we also make frequent on-site visits and provide other technical operational support to our franchisees. In exchange, we receive a fixed non-refundable fee and a share of revenues from all sales made by our franchisee-owned stores. The fee amounts and revenue-sharing rates are negotiable depending on the location of the store and other factors. In general, we encourage our franchisees to adapt their businesses to meet the demands and needs of their local market and customers.

Travel Agents’ Network

We have a travel agents’ network in India which we started in 2009 to enable registered agents to access our B2B website and sell our full suite of online travel products to their customers, although access is now only available for our hotels and packages products. As of December 31, 2013, we had a network of approximately 577 registered agents across approximately 116 cities and towns in India. Our B2B website uses a similar interface as our external customer-facing websites and we were able to launch our B2B platform in a few months by leveraging technology already being used by us for our customer-facing websites. We believe our network is attractive to travel agents as we provide access to products which such agents may not otherwise be able to access cost-effectively or at all. These travel agents earn commissions from us depending on the volume and type of travel services and products sold. Furthermore, our travel agents’ network allows us to expand our footprint in India and distribution network in a cost-effective manner.

Mobile

In 2008, we launched our mobile service platform. Our mobile services allow customers to search, book and pay for Indian domestic air tickets on their mobile phones at no additional cost. The tickets and bookings are delivered through email and SMS. In 2012, we extended our mobile services to allow customers to book domestic hotels, buses and holiday packages on mobile and updated our mobile site, http://m.makemytrip.com, with touch-optimization and a better design and user interface for Android and iPhone users. In April 2013, we launched “Last Minute Deals” on our website and mobile applications to offer significant discounts to our customers on hotel bookings for same-day check-ins.

In addition to our basic and touch mobile sites accessible at http://m.makemytrip.com, our mobile services are available through our BlackBerry application, which was launched in early 2011, our Android application, which was launched in April 2012, our iPhone application, which was launched in July 2012 and our Windows Mobile application, which was launched in August 2013. Our cumulative mobile application downloads have increased from approximately 300,000 as of April 30, 2012 to more than 2.5 million as of February 28, 2014.

Our customers are now able to make bookings on our mobile site, http://m.makemytrip.com, and on major mobile platforms through our mobile applications for iPhone and Android allow bookings for Indian and international flights, hotels and holiday packages and Indian bus offerings, our mobile application for BlackBerry allows bookings for Indian domestic flights, and our Windows Mobile application allows bookings for Indian domestic flights and hotels. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest.

Technology and Infrastructure

General

We benefit from an advanced technology platform which we believe has a high level of reliability, security and scalability, and which has been designed to handle high transaction volumes across all our websites on shared infrastructure. We operate our technology platform through two external data centers in India, one located in Mumbai and one located in Chennai, one external data center located in Singapore, which we are in the process of shutting down, and one internal data center in our office in Gurgaon. Our Indian external data centers run together in “active-active” mode so that each serves approximately half of our website traffic at any given time. The Singaporean external data center primarily serves our HotelTravel.com business with critical data replicated to our Indian external data centers, although we are currently in the process of moving the hosting of HotelTravel.com’s technology infrastructure to our Indian external data centers and it is expected to be completed by the end of March 2014. Our internal data center runs independently and serves all the data needs of our internal operations, such as e-mail.

In the event one of our Indian external data centers shuts down, our other Indian external data center will automatically take over for it. This capability helps us to ensure business continuity and minimize potential damage in the event of a disruption. Our system is capable of handling up to 3.0 million website requests a day and 8.5 million page views per day.

To further support business continuity, our Indian external data centers are able to replicate and synchronize data from each other on a continuous basis, which effectively allows them to back up each other’s data. In addition, all data is backed up on a weekly basis on tapes. These tapes are kept at a safe and secure location outside the data centers.

Our technology infrastructure is monitored by an internal team that operates 24 hours a day, seven days a week and is assisted by an outsourced security monitoring and engineering support team that also operate 24 hours a day, seven days a week. All our servers installed at our data centers and at our offices are also secured with firewalls.

We have the ability to scale our technology platform up and down to meet our needs without incurring substantial costs through the use of virtual machines and infrastructure when required. Our technology stack is also modular and can be easily modified for multiple lines of business.

We believe we have core technology advantages in multiple areas, including:

•	website logic that simplifies and improves our customers’ ability to book a trip most suited to their requirements, including providing extensive low-price options and alternative routings, and assisting customers in finding their destinations easily by using colloquial names or major landmarks;

•	availability on a variety of mobile platforms, including iPhone, Android, BlackBerry and Windows Mobile;

•	scalable search and caching technologies that return comprehensive results and allow us to provide more flight and hotel options to our customers without sacrificing search response times or creating added stress on our suppliers’ operating or cost infrastructure;

•	capability to combine various flight plus hotel options, offering our customers the ability to see multiple combinations of airlines and hotels to assemble a package, resulting in trips that are frequently less expensive than individually booked components and more flexible for our customers;

•	social engagement platform that allows our customers to connect to their virtual friends through our site, using various sharing options from external social networks; and

•	capability to monitor the more than 10,000 unique system, application, network, security and business metrics that make up our technology platform, including the capability to generate advanced reports and alerts related to this data.

Fully Integrated Technology Platform

Our CRM system uses software by Oracle RightNowTM CRM, which integrates our sales, customer service and fulfillment operations. Our web-enabled centralized booking system enables our customers and B2B partners to search and book travel services and products we sell and provide on a real time basis. We also have “Verified by VISA”, “MasterSecure” and “American Express SafeKey” payment gateways, which provides additional security for transactions via our Indian website using credit cards and debit cards issued by Indian institutions. We also offer payment options via netbanking and other instruments.

Our system also allows us to provide high quality customer service by promptly processing customer inquiries and requests and by monitoring the performance of our sales and customer service representatives and our outsourced call center sales force on a round-the-clock basis. Our system also enables us to monitor the number of waiting calls and limit aborted calls on our hotlines due to long waiting time.

We integrate our ERP application (which uses Microsoft DynamicsTM) with our CRM system which enables our agents to create packages, make and amend bookings as well as attend to customer inquiries. Our

CRM system is designed to analyze customer needs for better servicing. It generates reports identifying areas of opportunity or weakness and thereby helps us in improving our service and product quality. We also use software from Omniture Web Analytics, SAS, Big Data Hive and Qlikview to assist us in analyzing our web-based business through various metrics, such as the rate of conversion of visitors to our websites to purchasing customers.

Our systems include automation for ticketing, monitoring of schedule changes and providing alerts to customers, as well as auto-cancelation of reservations made through a GDS or airlines’ central reservations systems. We are continually looking for opportunities to automate our processes in order to further increase our productivity and improve the scalability of our business.

Security

We are committed to protecting the security of our customers’ information. We maintain an information security team that is responsible for implementing and maintaining controls to prevent unauthorized users to access our systems. These controls include the implementation of information security policies and procedures, security monitoring software, encryption policies, access policies, password policies, physical access limitations, and detection and monitoring of fraud from internal staff. We have acquired a fraud detection system which uses transaction patterns and other data sources which seek to prevent fraudulent transactions in real time. All sensitive data transmitted through our systems is encrypted using SSL 1024 bit encryption technology. Our information security team also coordinates internal and external audits every six months. Our travel portal in India is compliant with the PCI-DSS (Payment Card Industry Data Security Standard) (a set of requirements for enhancing payment account security developed by the Payment Card Industry Security Standards Council, which include key credit card and financial services companies).

Marketing and Brand Awareness

We believe our online and offline marketing strategies increase our brand awareness, drive potential customers to our websites and improve the rate at which potential customers visiting our website become actual customers.

Our marketing channels primarily include online advertising, such as paid search engine marketing and optimization with leading Internet search engines (such as Google™) and display advertising on websites (such as Yahoo!™ India and TripAdvisor™), offline advertising using print or broadcast media, such as television or radio, e-mails and short messages, and other marketing channels, such as through our call centers and travel stores. We have consistently invested in building our brand and expanding our reach to travelers in India as well as overseas, through mass media campaigns as well as through innovative digital marketing tools such as viral marketing and online display banners. We also have a strong presence in social media, such as Facebook™, YouTube™ and Twitter™.

Our marketing programs and initiatives also include targeted campaigns, promotional or seasonal offers, as well as, from time to time, partnerships with international tourism boards. From time to time, we may run promotional schemes offering free air tickets upon the purchase of certain air tickets. For example, in the past we have run a promotion offering one free domestic air ticket upon the purchase of one domestic air ticket in India, subject to certain conditions. The estimated cost of any such free air tickets is recognized at the time of issuance of the paid air tickets. We do not expect this promotion to have a significant impact on our revenues.

We have partnerships with the entertainment business in India to promote our hotel products. In addition, we were the official travel partner of the Sunrisers Hyderabad in 2013, one of the cricket teams in the Indian Premier League, to promote our online hotel offerings. As the team’s principal sponsor, we had our logo prominently displayed on the front of each player’s jersey and around the stadium and grounds in Hyderabad.

The campaign was supported with television commercials that ran nationwide in April and May 2013, featuring Indian and international cricket stars booking hotels online with www.makemytrip.com.

We also have alliances and arrangements with several major banks in India, with whom we run promotional offers and vouchers. These alliances and arrangements provide us with access to our partners’ large customer base where targeted marketing for customer acquisition can be made at relatively low costs. In the quarter ending March 31, 2014, we also expanded ‘My Trip Rewards’, our loyalty program, in association with PAYBACK, a global customer loyalty rewards company. Our program was remodeled in January 2014 to allow for automatic enrollment of customers on our website, which has helped in expanding the size of our program, and changes on our website have allowed our customers to use or earn loyalty points with greater ease for online bookings. As of December 31, 2013, we had approximately 300,000 members, who made a significant contribution to our overall business. We believe that our program has been particularly successful in connection with our hotels and packages business.

We have won many awards, including the Best Travel Portal by CNBC Awaaz (2013), Most Innovative B2C Company at Travel Innovation Summit by PhoCusWright (2013) for creating consumer friendly technologies, Best Travel Portal by Lonely Planet (2013), Best Travel Portal (Indian) by Lonely Planet (2012), Outlook Traveller Favourite Travel Portal (2012), Travel Innovator of the Year by Travel Distribution World Asia Awards (2012), E Retailer of the Year at the Star Retailer Awards (2012), Best Mobile Strategy award at EyeforTravel’s Social Media & Mobile in Travel Asia conference (2013), Porter Prize (named after Michael E. Porter) for “Industry Architecture Shift” (2012), Safari India National Tourism Award for Best Online Tour Company (2012), Best Online Travel Agency and Best Domestic Tour Operator by the Times of India (2011), Best Travel Portal by CNBC Awaaz (2009) and Best Online Travel Agent for Excellence in the Indian Travel Market by TravelBiz Monitor (2009), as well as numerous awards from trade partners.

Customer Service

Our customer focused approach is centered on ensuring a favorable user experience on our websites as well as excellent customer service. Our intention is to provide customer support prior to, during and after travel. Our websites are designed to provide a user-friendly experience and integrate valuable travel information, such as flight status information, user-generated travel reviews and destination guides, to help customers research and make travel decisions. We also monitor feedback from our customers using our CRM system and review and upgrade the features of our websites from time to time.

The key channels through which we implement our customer support and communicate with our customers are as follows:

Web-based Support. We offer two web-based customer support services. Our self-service web-support, called “TripAssist,” which is available on our Indian website, enables our customers to check the status of their domestic flight, train, bus or hotel bookings, cancel bookings and track the progress of their refund, among other things. Customers who require assistance or have inquiries about certain products also have an option to contact our sales representatives via our websites and we have dedicated personnel available 24 hours a day, seven days a week, who provide assistance to our customers on a real time basis.

Call Centers. We provide our customers with comprehensive and real time assistance through our call centers which are available 24 hours a day, seven days a week. Currently, we outsource a portion of our customer service call center operations to IBM, iEnergizer IT Services, Serco, InterGlobe and Motif India Infotech in India, whose employees have been trained by our respective outsourcing service providers and us.

Travel Stores. Customers may also visit our various travel stores and airport counters in 44 cities in India and a store in Kathmandu, Nepal, and obtain assistance from our sales and customer service representatives.

Mobile Service. In addition to being able to make different types of travel bookings on their smartphones and mobile devices, customers can view their booking details, cancel bookings, request e-tickets, track refund status, check flight status, look for new deals and use location-based services to find nearby places of interest. These services are available through all our mobile applications and our mobile site http://m.makemytrip.com.

E-mail. Customers may also e-mail any inquiries or complaints, which we endeavor to address expeditiously.

Through our CRM system, we are able to maintain a customer database containing information on the transaction history and preferences of each customer who has booked a travel product through us. We document all sales and customers service processes at our company using business process management system methodology, such that the entire value chain, starting from the customer’s requirement until the delivery of the relevant service or product, or refund, if applicable, is documented. We also monitor our customer transactions and have a dedicated in-house escalation service operating 24 hours a day, seven days a week, which is responsible for answering any complaints or issues raised by our customers.

We have a fulfillment process that we mainly outsource, which minimizes any travel disruption for our customers, with a team of personnel responsible for ensuring that customers’ hotel bookings are checked and reconfirmed prior to the date of travel.

Our Indian website also offers our customers the option to make cash donations to plant trees in India to reduce their carbon footprint, when completing their bookings.

Supplier Relationships

We believe we have cultivated and maintain good relationships with our travel suppliers. We have a dedicated team to maintain and enhance our existing relationships, and develop new relationships, with travel suppliers. Our supplier relationship teams negotiate agreements or arrangements with suppliers for access to travel inventory for our services and products, and also monitor supplier-sponsored promotions. They also focus on relationship management with our suppliers. One of the key services we provide to our suppliers is the provision of customer feedback and preferences which we obtain primarily through our CRM system, user-generated content on our websites as well as through our call centers.

Our top five (in alphabetical order) airline suppliers for travel in India and overseas (based on revenue less service cost earned by us) and our top five (in alphabetical order) hotel suppliers (based on gross bookings) for the nine months ended December 31, 2013 were:

Airlines (Travel within India)	Airlines (International Travel)	Hotels (within India)
Air India	Air India	Fortune Hotels
Go Air	Emirates	Himalayan Voyages
IndiGo	Jet Airways	Indian Hotels
Jet Airways	Malaysian Airlines	Radisson Hotels
SpiceJet	Thai Airways	Sarovar Hotels

Airlines

We have access to real time inventory of all major airlines operating in, from and to India either through a GDS (we primarily use Amadeus GDS) or through “direct connects” to our airline suppliers’ booking systems.

Most of these airlines offer us fares that match those offered by the airlines on their own websites as well as on other online travel websites. The fares paid by our customers include our service fee in addition to the fares charged by the airlines. We currently have commission arrangements with all India-based airlines, as well as major international airlines that service India, where part of our commission is linked to the number of sales facilitated by us or the revenue realized by these airlines on sales completed through us. Similarly, we earn fees from our GDS service provider on a per-ticket basis for sales completed by us through the GDS that are linked to the volumes of sales completed by us.

Hotels

As of December 31, 2013, we provided our customers with access to over 11,400 hotels and guesthouses in India, and more than 144,000 hotels and properties outside India. Our hotel supply team is responsible for negotiating agreements or arrangements with independent hotels, hotel chains and hotel management companies and securing competitive rates, promotions and access to inventory for listing on our websites as well as packaging of holidays. We select our hotel partners by their reputation and quality and monitor customer feedback on our websites as well as other channels in order to ensure that hotels listed on our websites maintain acceptable standards.

In our hotels and packages business, our revenue represents the total amount paid by our customers for these travel services and products and the cost of procuring the relevant services and products are classified as service cost. We also earn commissions from other hotel suppliers, typically larger hotel chain operators, depending on the volume of reservations made through us.

As of December 31, 2013, approximately 2.5% of our hotel suppliers were directly-connected to our booking system. Through these “direct connects,” our booking systems are integrated with the central reservations systems of the hotels and reservations to be made and confirmed on a real time basis. We intend to work with our suppliers to increase the number of “direct connects” as we believe “direct connects” benefit both us and the hotels. All other hotel suppliers in India have a “direct allocation” arrangement with us whereby they allocate rooms directly to us either by managing their room inventory on an extranet supported by us or via telephone. We are not subject to inventory risk on our direct allocations as unsold inventory is released to the hotels within an agreed time period. We obtain inventory for most hotels outside India through contracts with online travel agents and aggregators outside India. In some instances, in order to enjoy special negotiated rates for these hotels, we pre-purchase hotel room nights and assume inventory risk on them. We earn commissions from such agents and aggregators depending on the volume of room reservations made through them.

Competition

The market for travel services and products is highly competitive. We currently compete with both established and emerging providers of travel services and products, including other online travel agencies, such as cleartrip.com, expedia.co.in, travelocity.co.in, yatra.com, goibibo.com, booking.com and agoda.com, as well as traditional travel agencies, tour operators, travel suppliers and operators of travel industry reservation databases. Large, established Internet search engines have also launched applications offering travel itineraries in destinations around the world, and meta-search companies who can aggregate travel search results also compete with us for customers. In our domestic hotels and packages business, we compete primarily with Cox & Kings, Kuoni India and Thomas Cook, all of which are established industry players in the Indian travel market.

Some of our competitors have significantly greater financial, marketing, personnel and other resources than us, and certain of our competitors have a longer history of established businesses and reputations in the Indian travel market (particularly in the hotels and packages business) as compared with us. Factors affecting our competitive success include, among other things, price, availability and breadth of choice of travel services, brand recognition, customer service and customer care, fees charged to travelers, ease of use of websites, accessibility and reliability.

Certain of our travel suppliers have also been steadily focusing on increasing online demand on their own websites and decreasing or eliminating their dependence on third-party distributors like us. For instance, many low-cost airlines may, subject to applicable regulations, reduce or eliminate commissions to agents such as us or restrict the amount of service fees we are able to charge customers. Suppliers who sell on their own websites typically do not charge a processing fee, and, in some instances, offer advantages such as their own bonus miles or loyalty points, which could make their offerings more attractive to customers than offerings like ours.

Intellectual Property

Our intellectual property rights include trademarks and domain names associated with the name “MakeMyTrip,” and other rights arising from confidentiality agreements relating to our website content and technology. We regard our intellectual property as a factor contributing to our success. We rely on trademark law, trade secret protection, non-competition and confidentiality agreements with our employees and some of our partners and vendors, to protect our intellectual property rights. We require our employees to enter into agreements to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property.

We have registered our domain names, “www.makemytrip.com” (which includes the sub-domain “us.makemytrip.com” for our US website), “www.makemytrip.ae,” “www.makemytrip.com.sg,” “www.luxury.com.sg,” “www.indiaahoy.com,” and “www.hoteltravel.com” and have full legal rights over these domain names for the period for which such domain names are registered. We conduct our business under the “MakeMyTrip” brand name and logo and have registered the trademarks “MakeMyTrip” in India, Mauritius, Bhutan, Nepal, Singapore, Taiwan, Indonesia, Canada and the United States and “MakeMyTrip Times” and “India Ahoy” in India. We have applied for registration of the trademark “MakeMyTrip” in Australia, Malaysia, Sri Lanka, Hong Kong, Thailand and the United Arab Emirates. We have also applied for trademark registration of the logos “Happy Holidays, Happy Prices” (our trademark for our holiday packages), “makemytrip.com — Memories Unlimited” and “my”; word marks “Traveltalkies” and “Memories Unlimited”; and logos and word marks for “tripalong”, “routeplanner” and “MakeMyTrip — Hotels Unlimited” in India, and such applications are currently pending, and we have filed responses to objections by the Trademark Registry to certain such applications. We have recently registered copyrights of our logo and brand name “MakeMyTrip” in India and copyright registration of certain specific representations of the logo “my”. We are also in the process of obtaining an assignment over the trademark “ticketvala.com” which is registered under the name of the previous owner Travis Internet Private Limited, and over the trademark “Luxury Tours & Travel”, which was registered under the name of the previous controlling shareholder, Luxury Tours. After our acquisitions of the Hotel Travel Group and the ITC Group in November 2012, we have filed trademark applications for the logos “HotelTravel” and “ITC” in Thailand, which are currently pending. We have also applied for patents in India for certain aspects of our technological systems.

Employees

As of December 31, 2013, we had 1,617 employees. The following tables show a breakdown of our employees as of the end of our past three fiscal years by category of activity and geographic location.

	Number of Employees as of March 31,
	2011	2012	2013
Division/Function
Management	6	5	6
Product development	40	60	45
Sales and marketing	575	670	768
Technology development and technology support	151	188	297
Others (including operations, business development, administration, finance and accounting, legal and human resources)	238	350	497

Total	1,010	1,273	1,613

	Number of Employees as of March 31,
	2011	2012	2013
Location
India	1,006	1,188	1,279
United States and Canada	4	4	5
Singapore	—	75	78
Malaysia	—	6	11
Thailand	—	—	235
United Arab Emirates	—	—	4
China	—	—	1

Total	1,010	1,273	1,613

None of our employees are represented by a labor union. We believe that our relations with our employees are good. We also contract with third parties for the provision of temporary employees from time to time based on the needs of our businesses for various functions, including administration, technology-related projects and staffing at our travel stores and airport counters. As of December 31, 2013, we employed 141 temporary and contractual employees.

Insurance

We maintain and annually renew insurance for losses (but not business interruption) arising from fire, burglary as well as terrorist activities for our corporate office at Gurgaon, India, as well as for our various company-owned travel stores in 18 cities in India and for our airport counters in Mumbai, Delhi and Hyderabad. In connection with our initial public offering in August 2010, we purchased a liability policy that also covers our directors and officers with a policy limit of $50 million. We extended this policy in connection with our follow-on public offering in June 2011 and we are currently considering its extension for the purposes of this offering. In addition, we have a liability policy of $30 million to insure our directors and officers from various liabilities arising out of the general performance of their duties. We have purchased public liability insurance and fidelity insurance for MMT India and have also purchased public liability insurance, fidelity insurance and work injury compensation insurance with an aggregate policy limit of approximately $2.0 million for Luxury Tours.

Regulations

We are subject to various laws and regulations in India arising from our operations in India, including travel agent requirements and the operation of our website, call centers, airport counters and company-owned travel stores.

MMT India requires licenses from state tourism departments to act as a travel agent/tour operator in certain states in India. MMT India has received a license in West Bengal and applied for such license in the National Capital Territory of Delhi. In addition, Luxury Tours holds a travel agent’s license from the Singapore Tourism Board, Luxury Tours (Malaysia) holds an Inbound license from the Ministry of Tourism, Malaysia and ITC Bangkok Co. Ltd. holds an inbound license from the Tourism Authority of Thailand.

MMT India has obtained a license from the Reserve Bank of India to act as a Full Fledged Money Changer (single branch), which requires that MMT India maintain a minimum net owned funds of Rs. 2.5 million (approximately $0.04 million). However, other than money changing services provided to certain of our existing customers, we do not intend to expand our money changing operations.

Under the Information Technology Act, 2000, as amended, we are subject to civil liability to compensate for wrongful loss or gain to any person arising from negligence in implementing and maintaining reasonable security practices and procedures with respect to sensitive personal data or information that we possess, deal with or handle in our computer systems, networks, databases and software. India has also implemented privacy laws, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011, which impose limitations and restrictions on the collection, use and disclosure of personal information.

We obtained approvals to operate our domestic and international call centers in India as “Other Service Providers” from the Department of Telecommunications, Ministry of Communications and Information Technology, Government of India, which are valid for 20 years from September 27, 2005 and June 6, 2001, respectively. We have also obtained Telemarketing Centre Approvals for Delhi and Gurgaon, which are valid until 2018.

We obtain and maintain registrations under the Shops and Establishments Act and Rules of each state where our company-owned travel stores are located.

Our operations in India currently do not benefit from tax holidays under any applicable laws or regulations.

The consolidated foreign direct investment policy, or the FDI Policy, issued by the Department of Industrial Policy & Promotion, Ministry of Commerce & Industry, Government of India and the Foreign Exchange Management Act, 1999, as amended, and the regulations framed thereunder, or the FEMA have certain requirements with respect to downstream investments by Indian companies that are owned or controlled by foreign entities. These requirements currently include restrictions on issuances, pricing and valuation of shares of Indian companies and sources of funding for such investments, which may, in certain cases, require prior notice to or approval of the Government of India.

The Companies Act, 2013, or the new Companies Act, which has recently been enacted, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions, restrictions on the number of layers of subsidiaries and corporate social responsibility spending. However, only certain provisions of the new Companies Act are currently effective, and the existing Companies Act, 1956 remains in effect with respect to other provisions and many aspects of the new Companies Act remain subject to delegated rulemaking by the Government of India. The timing for effectiveness of the remaining provisions of the new Companies Act and publication and effectiveness of the rules is unclear. See “Risk Factors — Risks Related to

Us and Our Industry — Changing Laws, Rules and Regulations and Legal Uncertainties in India, Including Adverse Application of Corporate and Tax Laws, May Adversely Affect Our Business and Financial Performance.”

Legal Proceedings

Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

Tax Proceedings

Certain tax matters involving our key subsidiary, MMT India, are disclosed below.

Income Tax

Assessment Year 2005-06

In November 2008, we received a show cause notice from the Indian income tax authorities for the assessment year 2005-2006 and a demand for an additional payment of approximately Rs. 8.1 million (approximately $0.1 million) (exclusive of any applicable penalties), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) the disallowance of website development depreciation expenses incurred during the year. In January 2009, we filed our objections to both the show cause notice and the demand for the additional payment with the Commissioner of Income Tax (Appeals). In February 2009, the demand for the additional payment was dismissed by the Indian income tax authorities after adjustment against our carried forward losses. Our appeal against the show cause notice in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2011. We also received partial relief from the disallowance of website development depreciation expenses. In May 2011, we filed our objection to the partial disallowance of website development depreciation expenses with the Income Tax Appellate Tribunal authorities, and a hearing is currently scheduled for August 6, 2014.

Assessment Year 2006-07

In December 2009, we received a draft assessment order from the Indian income tax authorities for the assessment year 2006-2007, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year. In January 2010, we filed our objections with the Dispute Resolution Panel. In September 2010, the increases in our declared income assessed by the Indian income tax authorities were upheld by the Dispute Resolution Panel. In October 2010, we received a final assessment order from the Indian income tax authorities directing penalty proceedings against us under the Income Tax Act, 1961. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our assessed income. In December 2010, we filed our objections to the assessment order with the Income Tax Appellate Tribunal authorities. A hearing is scheduled for August 6, 2014.

Assessment Year 2007-08

In January 2011, we received an assessment order from the Indian income tax authorities for the assessment year 2007-2008, alleging certain irregularities in the method of computation of income and, advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, and (ii) an increase on account of the disallowance of website development depreciation expenses incurred during the year. However, we did not receive a demand for any additional tax payments because our carried forward losses exceeded our declared taxable income. In March 2011, we filed an appeal with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in February 2013. We also received partial relief from the Commissioner of Income Tax (Appeals) on the disallowance of website development depreciation expenses. We believe that the Income Tax Department appealed the order of the Commissioner of Income Tax (Appeals) to the Income Tax Appellate Tribunal, and we understand that a hearing is currently scheduled for March 19, 2014. However, we have not received any official notice of such appeal.

Assessment Year 2008-09

In February 2012, we received an assessment order from the Indian income tax authorities for the assessment year 2008-2009, and a demand for additional tax payments of approximately Rs. 43 million (approximately $0.7 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing officer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) an increase on account of the proposed disallowance of website development depreciation expenses incurred during the year, and (iii) an increase due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities. The demand for additional tax payments of approximately Rs. 43 million (approximately $0.7 million), was dismissed by the Indian income tax authorities in March 2012 following the adjustment of carried forward losses. In March 2012, we filed our objections with the Commissioner of Income Tax (Appeals). Our appeal against the assessment order in connection with the intra-group international transactions transfer pricing matter was decided in our favor in June 2013. We also received partial relief from the disallowance of website development depreciation expenses and non-payment of sufficient withholding tax in connection with payment gateway charges. Against this partial relief, we and the Income Tax Department each filed appeals in August 2013 with the Income Appellate Tax Tribunal and a hearing is currently scheduled for March 19, 2014.

Assessment Year 2009-10

In May 2013, we received an assessment order from the Indian income tax authorities for the assessment year 2009-2010, and a demand for additional tax payments of approximately Rs. 276 million (approximately $4.5 million), advising us of an upward revision of our declared income in India for that assessment year as a result of (i) an increase proposed by the transfer pricing offer to adjust our intra-group international transaction prices upwards to an arm’s length price, (ii) increases due to the non-payment of sufficient withholding tax in connection with our use of banking payment gateway facilities and the cost of air tickets incurred to MMT USA, and (iii) increases for disallowance of excess depreciation expense on computer peripherals and software licenses, and for the disallowance of website development depreciation expenses incurred during the year, and on account of amounts received from business associates, which were treated as deferred revenue. On May 30, 2013, we filed our objections with the Commissioner of Income Tax (Appeals). In November 2013, we also received an order imposing an additional penalty for allegedly attempting to conceal the above matters and a notice of demand amounting to approximately Rs. 330 million (approximately $5.3 million), but this demand was temporarily set aside by the Indian tax authorities in January 2014 after adjustment of refunds for the assessment year 2012-2013. In December 2013, we filed our objections to the penalty with the Commissioner of Income Tax (Appeals). A hearing is yet to be scheduled.

Service Tax

Show Cause and Demand Notice — Fiscal Years 2006 to 2012

In the year ended March 31, 2009, a general industry wide inquiry on compliance with service tax rules and regulations by various travel agencies in India was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs, an excise and customs tax regulatory authority in India. In October 2011, pursuant to an audit conducted by the service tax authorities, we received a notice from the tax authorities for fiscal years 2006 to 2010, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. We have received similar notices for fiscal years 2011 and 2012, in October 2011 and October 2012, respectively. In March 2011, we filed replies with the Commissioner of Service Tax for fiscal years 2006 to 2010, and, similarly, filed objections in January 2012 for fiscal year 2011, and in February 2013, for fiscal year 2012, respectively. In August 2013, the Commissioner of Service Tax rejected our objections and confirmed the demand on all the above matters with negligible relief. In November 2013, we filed an appeal with the Customs, Excise and Service Tax Appellate Tribunal. The aggregate value of the claims is approximately Rs. 1,700 million (approximately $27.45 million) and additional interest and penalties if finally determined to be payable. We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending and the hearing is to be scheduled.

Show Cause and Demand Notice — Fiscal Years 2008 to 2011

In September 2012, we received a notice from the service tax authorities for fiscal years 2008 to 2011, demanding payment of service tax in respect of certain matters, some of which relate to the travel industry in India and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. The aggregate value of these claims is approximately Rs. 16.7 million (approximately $0.3 million). We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending before the service tax authorities.

Show Cause and Demand Notice — Fiscal Year 2012

In November 2012, we received a notice from the service tax authorities for fiscal year 2012, demanding payment of service tax in respect of certain matters, which relate to the travel industry in India but are not covered in the show cause notices mentioned in the above paragraphs relating to service tax, and involve a complex interpretation of Indian law. In February 2013, we filed a reply with the Commissioner of Service Tax. The aggregate value of the claims is approximately Rs. 16.1 million (approximately $0.3 million). We have not deposited any service tax with the relevant authorities in response to these demands and we do not recognize these claims as a contingent liability as we believe the likelihood of the claims being upheld by the relevant authorities to be remote. The matter is currently pending before the service tax authorities.

Other Proceedings

Dispute with Tata Sons Limited

On June 2, 2009, we received a notification of complaint filed by Tata Sons Limited, or Tata, from the World Intellectual Property Organization, or WIPO, Arbitration and Mediation Center under the Uniform Domain Name Dispute Resolution Policy. Tata alleged that our use of the word “tata” in the domain name for our Indian online travel community website, “www.oktatabyebye.com,” derived benefit from the goodwill of the

“Tata” name. On August 11, 2009, WIPO ordered that our domain name be transferred to Tata. The order can be contested in a court of appropriate jurisdiction and we have accordingly appealed against the order at the High Court of Delhi and the United States District Court in the Western District of Washington. In furtherance of our appeal in India, we and Tata have agreed to stay all proceedings in the United States until the Indian proceedings are resolved or terminated, and that in the event of resolution in the Indian proceedings, the parties will cooperate with one another and perform any acts reasonably necessary to comply with the Indian court’s ruling. The parties have since mutually agreed to withdraw the case filed in the United States. The Delhi High Court has since delegated authority to a local commissioner to record evidence from each party and cross-examine witnesses and to report on the findings to the Delhi High Court. The next hearing in the Delhi High Court is scheduled for September 15, 2014.

Dispute with Ezeego1

In August 2010, we were informed that one of our competitors may have filed a criminal complaint in India against us likely alleging the misuse of domain names similar to the name of such competitor’s website. The police authorities are investigating the matters in such complaint, which was filed by our competitor, Ezeego1, and we are cooperating with the authorities and have responded to questions in respect of such pending investigation. However, we have not received any notice of claim or summons either from any Indian court or such competitor and we believe that such complaint is without merit or basis. We have separately filed a criminal complaint for defamation against Ezeego1 and certain other parties in the Patiala House district court in respect of statements relating to proceedings purported to be pending against us and related hearings are currently pending in the Delhi High Court and the Patiala House district court with the next hearing scheduled for April 14, 2014.

Dispute with Hotel Pine Spring

We filed criminal complaints under the provisions of the Negotiable Instruments Act, 1991, as amended, during fiscal year 2013 to recover monies related to the dishonoring of checks in the amount of Rs. 40 million ($0.7 million) provided to us by Hotel Pine Spring, one of our hotels and packages vendors in Srinagar, India. These checks were provided as security for deposits made by us under our agreements signed with the hotel in fiscal years 2011 and 2012 in order to assure available room inventory at pre-agreed rates. We deposited the checks when the agreements were not complied with by the hotel, including by not providing a bank guarantee. We have initiated criminal proceedings against the hotel and its owner for failing to honor the check and for breach of our agreement. The hearings under those cases are due in March 2014. The hotel and its owner have offered to settle the matter out of court and negotiations are ongoing.

Dispute with Former Shareholders of the Hotel Travel Group

Our company is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which we acquired in November 2012. The dispute arises in connection with the operation of the indemnification and escrow mechanisms under a share purchase agreement under which these former shareholders of the Hotel Travel Group agreed to sell and transfer to our company the share capital of the companies that constitute the Hotel Travel Group. The share purchase agreement is governed by Mauritius law. The sum in dispute is $2.5 million.

MANAGEMENT

Directors and Senior Management

Our board of directors consists of 11 directors.

The following table sets forth the name and position of each of our directors and executive officers as of the date hereof:

Name	Position/Title

Directors:
Deep Kalra	Director, Group Chairman and Group Chief Executive Officer
Keyur Joshi	Director and Group Chief Commercial Officer
Rajesh Magow	Director and Chief Executive Officer — India
Ravi Adusumalli	Director
Aditya Tim Guleri	Director
Philip C. Wolf	Director
Vivek N. Gour	Independent Director
Frederic Lalonde	Independent Director
Ranodeb Roy	Independent Director
Gyaneshwarnath Gowrea	Director
Mohammad Akhtar Janally	Director

Executive Officers(1):
Mohit Kabra	Group Chief Financial Officer
Mohit Gupta	Group Chief Business and Marketing Officer
Amit Somani(2)	Group Chief Products Officer
Sanket Atal	Group Chief Technology Officer

Notes:

(1)	Other than directors who are also executive officers.

(2)	Mr. Amit Somani resigned on February 10, 2014 and his resignation is effective from May 9, 2014.

Directors

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 21 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. He is also the president and a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

Keyur Joshi is our co-founder and group chief commercial officer, and was appointed to our board of directors on November 6, 2012. Prior to co-founding our company in 2000, Mr. Joshi worked with Around the World Travel (now known as Justfares.com) in Seattle, United States, and he has over 13 years of experience in the online travel industry. Mr. Joshi also served as senior officer with Tata Motors from March 1997 to March 1998. Mr. Joshi has a bachelor’s degree in chemistry from Gujarat University, India, and a master’s degree in business administration from the City University of New York, United States.

Rajesh Magow is our co-founder and chief executive officer for India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 21 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow also serves as a director of Flipkart Private Limited, Singapore. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.

Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is 1045 Quarry Mountain Lane, Park City, UT, 84098.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

Philip C. Wolf was appointed to our board of directors on July 20, 2005. Until December 31, 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded in 1994 and served as president and chief executive officer until its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies, including Hopper, QuickMobile, Booking Markets, TrustYou and Travel.ru. Mr. Philip was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666-0329, United States.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc., a privately held company which runs www.hopper.com, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #15-05 Royal Group Building, Singapore 048693.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Multiconsult. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager within Cim Global Business, having joined Multiconsult Limited (now part of Cim Group) in July 2003. Mr. Janally is a Fellow of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is 33, Edith Cavell Street, Port Louis, Mauritius.

Executive Officers

The business address for our executive officers is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

Mohit Kabra is our group chief financial officer. Prior to joining us in July 2011, Mr. Kabra served as a Director of Finance in Kohler India from 2006 to June 2011. Mr. Kabra holds a bachelor of commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Mohit Gupta is our group chief business and marketing officer. Prior to joining us in May 2008, Mr. Gupta served as vice president, marketing for Pepsi Foods Private Limited and worked in numerous other capacities at Pepsi Foods Private Limited. from July 1998 to April 2008. Mr. Gupta holds a bachelor of engineering (mechanical) degree from Sardar Patel University, Vallabh Vidyanagar, India and a master’s degree in business administration from the Indian Institute of Management, Kolkata, India.

Amit Somani is our group chief products officer. Prior to joining us in January 2010, Mr. Somani served as group product manager for Google Inc. (India) from July 2007 to December 2009, and prior to that as director of engineering and product management at IBM in San Jose, California, United States, from July 1995 to May 2007. Mr. Somani has over 18 years of experience in online businesses. Mr. Somani holds a bachelor of technology degree in computer science and engineering from the Institute of Technology, Banaras Hindu University, Varanasi, India and a master’s degree in computer science from the University of Wisconsin, United States. Mr. Somani holds seven patents and is the recipient of three IBM outstanding technical achievement awards.

Sanket Atal is our group chief technology officer. Mr. Atal has over 23 years of experience in software development and has managed large organizations. From June 2010 to June 2012, Mr. Atal was Senior Vice President and General Manager for the India Technology Center of CA Technologies in Hyderabad, which is CA Technologies’ largest center worldwide. Prior to joining CA Technologies, he worked at Oracle from April 2006 till June 2010. Mr. Atal was one of the founders of Oracle’s research and development center in Portland, Oregon and worked there until his relocation to India in August of 2006. In India, he headed product development for Oracle’s Server Technologies division with teams in Bangalore, Hyderabad and Noida. He began his career with Sequent Computer Systems, and later Informix, where he worked on a joint project to develop a parallel processing Relational Database Management System. Mr. Atal holds a bachelor’s degree in computer science and mathematics from Cornell University, a master of science degree in computer science from the University of Wisconsin, Madison and a master degree in business administration from the University of Oregon.

Outstanding Options

During fiscal years 2011, 2012 and 2013, no options were granted to any of our directors and executive officers under our Equity Option Plan. As of December 31, 2013, 470,968 outstanding options were held by our directors and executive officers as set forth in the following table:

Name	Shares Underlying Outstanding Options	Exercise Price ($ per Share)	Date of Grant	Date of Expiration
Keyur Joshi	16,250	1.98	June 25, 2009	June 25, 2017	(1)
Rajesh Magow	182,140	0.74	June 25, 2009	June 25, 2017	(1)
	114,000	1.98	June 25, 2009	June 25, 2017	(1)
	32,981	0.53	June 25, 2009	June 25, 2017	(1)
Other directors and executive officers	21,000	0.53	June 25, 2009	June 25, 2017	(1)
	28,918	5.06	June 25, 2009	June 25, 2017	(1)
	75,679	0.53	January 4, 2010	Various Dates	(2)

Notes:

(1)	All these options vested upon the date of grant and were required to be exercised prior to 48 months from their vesting date (i.e., the date of grant), subject to the terms of our Equity Option Plan. In May 2013, our compensation committee extended the date of expiration of these options from June 25, 2013 to June 25, 2017.

(2)	These options vest in four equal installments upon each anniversary of the grant, commencing with the first anniversary of the grant. Such options must be exercised prior to the earlier of 48 months from their vesting date or 72 months from their date of grant, subject to the terms of our Equity Option Plan. See “— Equity Option Plan — Option Exercise and Expiration” above.

Outstanding RSUs

During fiscal year 2013, 612,466 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 4,009 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them for fiscal year 2012. During the nine months ended December 31, 2013, 538,554 RSUs were issued under our Share Incentive Plan to our directors and executive officers, of which 3,900 fully vested RSUs were granted to our directors in lieu of cash compensation owed to them for fiscal year 2013. As set forth in the following table, outstanding RSUs as of December 31, 2013 were:

Name	Shares Underlying Outstanding RSUs	Total RSUs Granted in Fiscal Year 2013(1)		Total RSUs Granted in Nine Months Ended December 31, 2013(2)	Exercise Price
					($ per Share)
Deep Kalra	963,433	305,253		137,366	0.0005
Keyur Joshi	330,324	114,470		135,941	0.0005
Rajesh Magow	424,761	152,626		174,887	0.0005
Other executive officers	146,991	36,108	(3)	86,460	0.0005

Notes:

(1)	Does not include 4,009 fully vested RSUs granted to our directors in lieu of cash compensation owed to them for fiscal year 2012.

(2)	Does not include 3,900 fully vested RSUs granted to our directors in lieu of cash compensation owed to them for fiscal year 2013.

(3)	Does not include RSUs granted to Mr. Mohit Kabra on July 1, 2012.